Exhibit 99.68

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

Dated as of March 30, 2015

by and among

AGS, LLC,

AMAYA INC.

and

CADILLAC JACK, INC.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2
1.1	Certain Definitions	2
1.2	Glossary of Other Defined Terms	15
1.3	Rules of Construction	17

ARTICLE II PURCHASE AND SALE OF PURCHASED SHARES		18
2.1	Purchase and Sale of Purchased Shares	18
2.2	Purchase Price	18
2.3	Estimate of Cash Consideration	19
2.4	Post-Closing Cash Consideration Adjustment	19
2.5	Closing	22
2.6	Deliveries by Seller	22
2.7	Deliveries by Purchaser	24
2.8	Deactivated Machine Credit	25
2.9	Section 338 Election	27
2.10	Method of Cash Payments	27
2.11	Withholding Rights	27
2.12	Purchase Price Allocation	27

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		28
3.1	Organization	28
3.2	Authority; Binding Nature	28
3.3	No Conflict	29
3.4	Consents and Approval	29
3.5	Capitalization	29
3.6	Subsidiaries	30
3.7	Financial Information	31
3.8	Indebtedness	32
3.9	Absence of Certain Developments	32
3.10	Taxes	32
3.11	Title to and Sufficiency of Assets; Real Property	35
3.12	Litigation	36
3.13	Compliance	36
3.14	Permits	36
3.15	Intellectual Property	37
3.16	Environmental Matters	38
3.17	Material Contracts	39
3.18	Employee Benefit Matters	41
3.19	Labor Relations (Employment Matters)	43
3.20	Related Party Transactions	45
3.21	Accounts Receivable	45
3.22	Insurance	45
3.23	Gaming Machines	45
3.24	Suppliers and Customers	45
3.25	Certain Conduct; Sanctions	46

i

3.26	Compliance with Gaming Laws	47
3.27	Brokers	48
3.28	2012 Merger Agreement	48

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		48
4.1	Organization	48
4.2	Authority; Binding Nature	48
4.3	No Conflict	49
4.4	Consents and Approvals	49
4.5	Ability to Obtain Licenses	49
4.6	Litigation	49
4.7	Financing	50
4.8	Brokers	51
4.9	Independent Investigation; Purchaser’s Diligence	51
4.10	No Knowledge of Breach	51

ARTICLE V COVENANTS		51
5.1	Conduct of Business by the Genesis Companies	51
5.2	Approvals and Filings	55
5.3	Access; Confidentiality	57
5.4	Notification	58
5.5	Public Announcements	58
5.6	No Control of the Genesis Companies	58
5.7	Employee Benefit Matters	58
5.8	No Solicitation of Transaction	60
5.9	Non-Competition and Non-Solicitation	60
5.10	Release	61
5.11	Financing	61
5.12	Termination of Related Party Transactions	67
5.13	Loan Repayments and Contributions; Redemption	67
5.14	Transaction Expenses	67
5.15	Transition Team	67

ARTICLE VI CONDITIONS TO CLOSE		68
6.1	Conditions to Each Party’s Obligations	68
6.2	Conditions to Purchaser’s Obligations	68
6.3	Conditions to Seller’s Obligations	69

ARTICLE VII INDEMNIFICATION		70
7.1	Indemnification by Seller	70
7.2	Indemnification by Purchaser	70
7.3	Limitations on Liability	71
7.4	Third Party Indemnification Procedure	72
7.5	Exclusive Remedies	73
7.6	Effect of Knowledge or Waiver of Condition	74
7.7	Additional Matters	74
7.8	Conflicts	74

ii

ARTICLE VIII TAX INDEMNIFICATION; TAX MATTERS		75
8.1	Survival of Tax Representations and Warranties	75
8.2	Tax Indemnification	75
8.3	Tax Indemnification Procedures	76
8.4	Tax Audits and Contests; Cooperation	77
8.5	Preparation of Tax Returns and Payment of Taxes	78
8.6	Straddle Periods	78
8.7	Tax Treatment of Indemnity Payments	79

ARTICLE IX TERMINATION		79
9.1	Termination	79
9.2	Effect of Termination	80

ARTICLE X MISCELLANEOUS		82
10.1	Notices	82
10.2	Entire Agreement	83
10.3	Amendments	83
10.4	Waivers	84
10.5	Binding Effect; Assignment	84
10.6	Governing Law	84
10.7	Jurisdiction; Venue; Service of Process	85
10.8	Waiver of Jury Trial	85
10.9	Severability	86
10.10	Specific Performance	86
10.11	Expenses	87
10.12	Transfer Taxes	87
10.13	Counterparts; Facsimile Signatures	87
10.14	Non-Recourse	87

Exhibits:

Exhibit A	Current Assets and Current Liabilities
Exhibit B	Seller Note

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated March 30, 2015, (as amended or otherwise modified in accordance with the terms hereof, this “Agreement”), by and among AGS, LLC, a Delaware limited liability company (“Purchaser”), Amaya Inc., a corporation organized under the laws of Quebec (“Seller”), and Cadillac Jack, Inc., a Georgia corporation (the “Company”).

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Purchased Shares”), of Amaya Americas Corporation, a Delaware corporation (“Americas”), which in turn owns all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Holdings Shares”), of Amaya Holdings Corporation, a Delaware corporation (“Holdings”), which in turn owns all of the issued and outstanding common stock, par value $0.01 per share, of the Company (the “Company Shares”);

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Purchased Shares on the terms, and subject to the conditions, contained in this Agreement;

WHEREAS, the board of directors of each of Seller and Purchaser has approved the sale and purchase of the Purchased Shares, respectively and as applicable, and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions;

WHEREAS, immediately prior to the Closing, on the Closing Date, Purchaser shall advance, on behalf of and in accordance with written directions from Seller (the “Direction Letters”), cash in an aggregate amount specified by Seller in writing, which amount shall not exceed the lesser of (x) the Cash Consideration (calculated in accordance with Section 2.2(a)) and (y) the GSO Payoff Amount, calculated in accordance with Section 2.7 (the “Purchase Price Advance”);

WHEREAS, the Direction Letters shall specify that the proceeds of the Purchase Price Advance shall be wired directly by Purchaser on behalf of the Company to the payee specified in the GSO Release Letters and deemed to be utilized as follows: For (i) (x) the repayment by Seller of certain specified funds to Holdings in respect of certain indebtedness owed by Seller to Holdings and (y) the contribution of certain specified funds to the capital of Americas (the “Americas Contribution”); (ii) the contribution by Americas of the Americas Contribution to the capital of Holdings; (iii) the repayment by Holdings of certain specified funds to the Company in respect of certain indebtedness, if any, owed by Holdings to the Company (to the extent not otherwise repaid prior to the Closing) and (iv) the contribution by Holdings of certain specified funds to the capital of the Company and the utilization of those funds by the Company in respect of repaying, satisfying and discharging the Existing Credit Agreement and the Existing Mezzanine Credit Agreement (each, hereinafter defined); (the steps described in the immediately preceding clauses (i) through (iv), inclusive, are referred to collectively as the “Loan Repayments and Contributions”); and

WHEREAS, Americas owns all of the issued and outstanding shares of common stock, no par value per share (the “Enterprises Shares”), of Diamond Game Enterprises, a California corporation (“Enterprises”), a transfer of Enterprises is not part of the Contemplated Transactions, and therefore Americas shall transfer the Enterprises Shares to Seller in redemption of a proportionate part of Americas’ shares prior to the Closing, and Americas shall otherwise retain no Liabilities of Enterprises or otherwise with respect to the Enterprises Shares or the Enterprises business (the “Redemption”).

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. As used herein, the following terms shall have the following meanings:

“Accounts Receivable” means the aggregate amount of accounts, commissions and debts payable to the Genesis Companies. For all purposes hereunder, the Accounts Receivable shall be valued at their net realizable value in accordance with GAAP, net of an allowance for bad debts.

“Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, share exchange, share purchase, business combination or similar transaction involving the Company or its Subsidiaries, (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of the Company or its Subsidiaries (other than inventory in the Ordinary Course of Business), (c) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company or its Subsidiaries or (d) transaction which is similar in form, substance or purpose to any of the transactions described in the immediately preceding clauses (a), (b) or (c); provided, however, that the term “Acquisition Proposal” shall not include the sale of the Purchased Shares to Purchaser or any of the other Contemplated Transactions.

“Adjustment Period” means the period commencing on the Closing Date and ending on the eighteen (18) month anniversary of the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise.

“Anti-Corruption Laws” shall mean U.S. laws and regulations prohibiting bribery and corruption, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended (the “FCPA”), the General Federal Bribery Statute, 18 U.S.C § 201, and any other applicable equivalent or comparable anti-corruption laws and regulations of Mexico and other countries.

“Anti-Money Laundering Laws” shall mean all applicable anti-money laundering laws and regulations, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, as amended, and any other applicable equivalent or comparable anti-money laundering laws and regulations of Mexico and other countries.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, antitrust laws of countries other than the United States, including the Mexican Antitrust Law (Ley Federal de Competencia Economica) and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“AP Gaming” means AP Gaming Holdco, Inc., a Delaware corporation, and the indirect parent of Purchaser.

“Applicable Customer” means any customer of the Genesis Companies operating a Covered Machine, a licensee of a Covered Machine or an operator of a licensee of a Covered Machine, which in any such case was a customer of the Genesis Companies, licensee of a Covered Machine or an operator of a licensee of a Covered Machine as of October 31, 2014.

“Business” means the business of the Genesis Companies as conducted on the date hereof, including the (i) development, manufacture, sale, lease and servicing (and any associated revenue sharing) of Class II and Class III games and gaming systems for commercial gaming, Native American and charity markets, and (ii) development and distribution of games and related Software for mobile and online gaming.

“Business Day” means any day other than Saturday, Sunday, a day which is a legal holiday in the City of New York, United States, or a day on which commercial banks in the City of New York, United States, are authorized or required by Law to close.

“Cash” means the Genesis Companies’ cash and cash equivalents, net of outstanding checks, calculated in accordance with GAAP and, to the extent there are alternatives permitted under GAAP, using the same accounting policies, principles, methodologies and preparations as the Financial Statements, but shall, in any event, not include any Restricted Cash.

“Charter Documents” means with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement or other organizational document of such entity and any amendments thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property used or held for use in connection with, or related to, the operation of the Business.

“Company’s Knowledge” means the actual knowledge of David Baazov, Marlon Goldstein, Mauro Franic, Sigmund Lee, Chris Schwab and, solely with respect to the Company’s Mexican operations, Ernesto Bonilla, in each case, including knowledge that would be acquired by such persons through their reasonable inquiry.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information is correct in all material respects and does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances in which such Required Financial Information is furnished and (ii) such Required Financial Information constituting projections and other forward-looking information has been prepared in good faith based on reasonable assumptions.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of August 29, 2014 between an Affiliate of Purchaser and Seller.

“Contemplated Transactions” means the transactions contemplated by the Transaction Documents.

“Contract” means any agreement, contract, arrangement, understanding, whether formal or informal, written or oral, that is legally binding.

“CPA Firm” means KPMG or, if KPMG is unable or unwilling to accept engagement as a CPA Firm on the terms and conditions of this Agreement, then Ernst & Young, or, if Ernst & Young is unable or unwilling to accept engagement as a CPA Firm on the terms and conditions of this Agreement, then such other accounting firm upon which Seller and Purchaser shall reasonably agree.

“Current Assets” means the total of the Genesis Companies’ consolidated current assets, which current assets shall include only the line items set forth on Exhibit A under the heading “Current Assets” and no other assets, which for the avoidance of doubt shall exclude Cash.

“Current Liabilities” means the total of the Genesis Companies’ consolidated current liabilities, which current liabilities shall include only the line items set forth on Exhibit A under the heading “Current Liabilities” and no other liabilities.

“Data Room” means the virtual data room hosted by Merrill Datasite, to which Seller has provided access for review by Purchaser copies of Contracts, Permits and other due diligence materials pertaining to the Genesis Companies and the Business.

“Debt Financing Sources” means the Persons (including each agent and arranger) that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing or any other debt financing, in each case in connection with the Contemplated Transactions, including any engagement letters, amendment letters, commitment letters, credit agreements, credit agreement amendments, loan agreements or indentures relating thereto, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or Affiliate.

“Disclosure Schedules” means the disclosure schedules attached hereto and delivered by Seller to Purchaser in connection with this Agreement.

“Employees” means those persons employed by the Genesis Companies immediately prior to the Closing.

“Employee Benefit Plan” means each written or oral: employee benefit plan, agreement, program, policy and commitment (including “employee benefit plans” within the meaning of Section 3(3) of ERISA, and each stock purchase, stock option, restricted stock or other equity-based arrangement, severance, employment, termination, retention, consulting, change-of-control, bonus, incentive, deferred compensation, vacation, paid time off, fringe benefit or other benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of any Genesis Company has any right to benefits and (ii) which are maintained, sponsored or contributed to by any Genesis Company or to which any Genesis Company makes or is required to make contributions or under which any Genesis Company has or could reasonably be expected to have any direct or indirect liability, contingent or otherwise.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, deed to secure debt, restriction on transfer, lease, security interest, charge, claim, easement, option, right of first refusal or other encumbrance.

“Environmental Law” means all Laws or Orders of any Governmental Authority relating to pollution, the protection of the environment or health and safety including, without limitation, Laws and Orders relating to releases, discharges or disposal of or exposure to hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling or exposure to of such substances, oils, pollutants or contaminants.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is, or was at the relevant time, treated as a single employer under Sections 3(5) or 40001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Affiliate Liability” means any Liability of any Genesis Company under or in respect of any employee benefit plan pursuant to any statute or regulation that imposes Liability on a “controlled group” or similar basis, as a result of any Genesis Company being treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code or Sections 3(5) or 4001(b)(1) of ERISA, or the regulations promulgated thereunder, with respect to any other Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” means that certain Credit Agreement dated as of December 20, 2013, as amended on May 15, 2014, among the Company, Wilmington Trust, National Association, as administrative agent and collateral agent, GSO Capital Partners LP, as sole arranger, and the several lenders from time to time parties thereto.

“Existing Mezzanine Credit Agreement” means that certain Mezzanine Credit Agreement dated as of May 15, 2014, as amended on September 11, 2014, among the Company, Wilmington Trust, National Association, as administrative agent, GSO Capital Partners LP, as sole arranger, and the several lenders from time to time parties thereto.

“Export Control Laws” shall mean all applicable U.S. export control laws and regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. §§ 730, et seq., as amended, and any other applicable equivalent or comparable export control laws and regulations of Mexico and other countries.

“Financing Lien” means any Encumbrance granted by the Company to secure indebtedness thereof that is reflected on the Financial Statements.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authority; Binding Nature), Section 3.5 (Capitalization), Section 3.6 (Subsidiaries), Section 3.20 (Related Party Transactions), Section 3.27 (Brokers) and Section 3.28 (2012 Merger Agreement).

“GAAP” means generally accepted accounting principles in the United States as in effect on the date hereof consistently applied.

“Gaming Activities” means gaming, lottery operations, racing, pari-mutuel activities, or the manufacture, sale, lease, license, distribution or operation of gaming devices, Software or equipment.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or required by any Gaming Law necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates and the Contemplated Transactions, including the ownership, operation, management and development of the Business and the Company, and specifically including the Required Gaming Approvals.

“Gaming Authorities” means those federal, state, local, tribal and other governmental, regulatory and administrative authorities, licensing authorities, agencies, boards and officials responsible for, or involved in, the regulation, oversight or licensing of gaming, lottery operations, racing, pari-mutuel activities, or the manufacture, sale, lease, license, distribution or operation of gaming devices or equipment, or other gaming activities or operations applicable to any Genesis Company or Purchaser (including such Persons’ respective Affiliates), as applicable.

“Gaming Laws” means all Laws, including any rules, regulations, judgments, injunctions, orders, decrees or restrictions of any Gaming Authority, applicable to the gaming industry, lottery operations, racing, pari-mutuel activities, or the manufacture, sale, lease, license, distribution or operation of gaming devices or equipment, or any other gaming activities and operations applicable to any Genesis Company or Purchaser (including such Persons’ respective Affiliates), as applicable.

“Genesis Companies” means Americas, Holdings, the Company and its Subsidiaries, taken as a whole.

“Genesis Company” means each of Americas, Holdings, the Company and its Subsidiaries, individually.

“Governmental Authority” means any governmental, regulatory, or administrative body, agency, commission, department, bureau, instrumentality, tribunal, board, arbitrator or authority, any court or judicial authority, any public, private or industry regulatory authority, whether international, national, tribal, federal, state, provincial or local, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any Laws, and the term “Governmental Authority” includes Gaming Authorities.

“Hazardous Substance” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect or otherwise regulated or the basis of liability under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication (a) indebtedness for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (b) indebtedness evidenced by any note, bond, debenture or other debt instrument, (c) obligations under any interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments, (d) capital lease obligations recorded in accordance with GAAP, (e) customer deposits on gaming machines, (f) amounts owing as deferred purchase price for any assets, including contingent payments, incentives or earn-outs (or any similar obligations), (g) any accrued interest, premiums, penalties, “breakage costs,” redemption fees, requirement to pay early, or other termination fees with respect to any of the foregoing types of obligations, (h) any performance bond, letter of credit or surety bond, in each case, solely to the extent drawn upon or payable and not continuing, or any bank overdrafts and similar charges, (i) guarantee or assumption of any such indebtedness described in clauses (a) through (h) above or any debt securities of another Person, and (i) any “keep well” or other similar agreement that requires a Person to maintain any financial statement condition of another Person. Notwithstanding the foregoing, for purposes of calculating Actual Indebtedness, Closing Date Indebtedness and Estimated Indebtedness, “Indebtedness” shall not include any Current Liabilities to the extent included in Working Capital.

“Installed Base Gaming Machine” means an “installed base” gaming machine of a Genesis Company on which any Genesis Company is entitled to receive revenue pursuant to a Contract.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) all patents, patentable inventions and patent applications and all reissues, divisions, divisionals, provisionals, continuations and continuations-in-part, renewals, extensions, reexaminations, utility models, certificates of invention and design patents, registrations and applications thereof, and all documents and filings claiming priority to or serving as a basis for priority thereof, (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (and any embodiments thereof, e.g., graphics files or logo designs), (iii) all copyrights, works of authorship, copyrightable works, copyright registrations and applications therefor, and all other rights corresponding thereto, (iv) Software, (v) all trade secrets, research records, processes, procedures, sales plans, sales strategies, manufacturing formulae, know-how, blue prints, designs, plans, inventions and databases, confidential information and other proprietary information and rights (whether or not patentable or subject to copyright or trade secret protection), (vi) all Internet addresses, sites, social media accounts and identifiers, domain names and numbers, (vii) all moral and economic rights of authors and inventors, however denominated, (viii) any other intellectual property and proprietary rights of any kind, nature or description, and (ix) any copies of tangible embodiments thereof (in whatever form or medium).

“IP Licenses” means all licenses, sub-licenses and/or any other agreements (i) pursuant to which a Genesis Company has granted to any third party (including any Affiliates) any right in or to Company Intellectual Property, (ii) pursuant to which a third party has granted to a Genesis Company any right in or to any Intellectual Property, excluding “off-the-shelf” licenses to use Software generally available on commercially reasonable terms, or (iii) which contain a covenant not to sue with respect to any Intellectual Property.

“IRS” means the U.S. Internal Revenue Service.

“Law” means any federal, tribal, national, foreign, supranational, state, provincial, local or similar statute, law, standard, resolution, promulgation, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), or any similar provision having the force or effect of law, and the term “Law” includes Gaming Laws.

“Liabilities” means any and all debts, liabilities, loss, damage, claim, interest penalty, Taxes, cost, and expenses (including reasonable attorneys’ fees and costs of investigation) and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law.

“Losses” means Liabilities, whether or not involving a third-party claim; provided, that, except to the extent awarded or payable to a third party, “Losses” shall not include, any consequential, special, multiple, punitive or exemplary damages, damages arising from loss of profits, lost business opportunities, or any measure of damages based on diminution of value or based on any multiple of earnings or EBITDA or any similar concept.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout and at the end of which (i) Purchaser (and its Debt Financing Sources) shall have access to the Required Financial Information and the Required Financial Information shall be Compliant and (ii) the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing) shall be satisfied and nothing has occurred that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied, assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, that (i) each of the days in the period from July 1, 2015 through July 5, 2015 shall not be considered a Business Day, (ii) if the Marketing Period has not ended prior to August 22, 2015, such period shall be deemed not to have commenced until September 8, 2015, (iii) each of November 25, 2015, November 26, 2015 and November 27, 2015 shall not be considered a Business Day and (iv) the Marketing Period must be completed prior to December 18, 2015. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the twenty (20) consecutive Business Day period described above if the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty (20) consecutive Business Day period: (A) Seller or the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in or that includes the Required Financial Information, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or Seller or the Company has publicly announced or informed Purchaser that it has concluded that no restatement shall be required, (B) Seller’s or the Company’s independent accountants shall have withdrawn their audit opinion with respect to any financial statements contained in or that includes the Required Financial Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another independent public accounting firm reasonably acceptable to Purchaser, (C) any Required Financial Information would not be Compliant at any time during such twenty (20) consecutive Business Day period or otherwise ceases to meet the requirement of “Required Financial Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, such Required Financial Information is updated or supplemented so that it is Compliant (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such twenty (20) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced) or (D) Seller shall have failed to file any report or other document required to be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) required under applicable Laws, to the extent such documents and other materials relate to the Genesis Companies, in which case the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, such reports have been filed.

“Material Adverse Effect” means an effect, event, development, occurrence, state of facts or change that, individually or in the aggregate, (a) has resulted in or would reasonably be expected to result in a material adverse effect on the assets, Business, results of operations or financial condition of the Genesis Companies or (b) prevents or materially delays the ability of Seller or the Genesis Companies to consummate the Contemplated Transactions in accordance with the terms of this Agreement, other than, with respect to clause (a) only, any effect, event, development, occurrence, state of facts or change arising out of or resulting from (i) changes to U.S. or global economic or financial market conditions, including prevailing interest rates, commodity prices and fuel costs, (ii) changes in applicable Law, political or business conditions, (iii) the execution, announcement or performance of this Agreement or consummation of the Contemplated Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers or lenders (provided, however, that this clause (iii) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties related to required consents, approvals (including by any Gaming Authority), change in control provisions or any similar rights of acceleration, termination, modification or waiver based upon the execution, announcement or performance of this Agreement or consummation of the Contemplated Transactions, (iv) changes in GAAP or other accounting standards including authoritative interpretations thereof that would be applicable to the Company on the Closing Date, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters and severe weather conditions, and other force majeure events in any country or region, (vii) changes in, affecting or impacting the Company’s industry or in markets generally and not specifically related to the Company or (viii) any failure by the Company to meet any internal or published projections, guidance, estimates, forecasts or milestones for or during any period ending on or after the date of this Agreement (but not the underlying facts or reasons for such failure to meet such projections to the extent such underlying facts or reasons are not otherwise excluded in any of the preceding clauses), which, in the case of any of the foregoing clauses (i), (ii), (iv), (v), (vi) and (vii) does not disproportionately affect the Genesis Companies relative to other companies in the industries and markets in which they operate.

“Measurement Period” means the period from (and including) October 31, 2014 to (and including) the expiration of the Adjustment Period.

“Minimum Operating Cash” means $2,000,000 in Cash.

“Most Recent Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014.

“Most Recent Balance Sheet Date” means December 31, 2014.

“OFAC” shall mean the United States Department of Treasury’s Office of Foreign Assets Control.

“Operation” means activated, legally permitted to be operated under applicable Law and capable of generating revenue.

“Order” means any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business, which is substantially consistent with the past customs and practices of such Person, subject to variation for external conditions (including seasonality).

“Permit” means any permit, license, registration, authorization, certificate, order or approval of or from any Governmental Authority, including any Gaming Approvals.

“Permitted Encumbrance” means (i) any Encumbrance arising out of the acts or omissions of Purchaser or Persons acting by, through or under Purchaser, (ii) Encumbrances for current Taxes and assessments not yet past due, (iii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and similar Encumbrances arising in the Ordinary Course of Business for amounts which are not delinquent or which are being contested in good faith and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (iv) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over any real property which are not violated in any material respect by the current or contemplated use and operation of the real property, (v) restrictions on the transfer of securities arising under federal and state securities laws, (vi) minor Encumbrances and imperfections of title that do not secure payment of a sum of money and (vii) Encumbrances which will be terminated as of the Closing as provided in this Agreement.

“Person” means any natural person, corporation, association, partnership, organization, business, limited liability company, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

“Pre-Ownership Period” means the two-year period ended November 5, 2012.

“Prior Approval Jurisdictions” means those jurisdictions listed under the heading “Prior Approval Jurisdictions” on Schedule 3.4.

“Prior Notice” means, with respect to any Prior Notice Jurisdiction, all filings or notices required to be made pursuant to applicable Gaming Law prior to Closing.

“Prior Notice Jurisdictions” means those jurisdictions listed under the heading “Prior Notice Jurisdictions” on Schedule 3.4.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Prohibited Parties” shall mean (a) Persons identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, in each case administered by OFAC and as amended from time to time, and any other sanctions or similar lists administered by the United States government, including the

Department of State and Department of Commerce (“OFAC Lists”); and (b) any Persons owned 50% or more or controlled, directly or indirectly, by such Persons; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

“Public Software” means any Software that does or may require disclosure or licensing of such Software or any other Intellectual Property, including Software licensed or distributed under any of the following licenses or distribution models: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards License (SISL); (g) the BSD License; (h) the Apache License; and (i) licenses or distribution models similar to any of the foregoing.

“Purchaser Affiliated Parties” means the Persons set forth on Schedule 1.1(c).

“Purchaser Entity” means AP Gaming Holdco, Inc., the indirect parent of Purchaser, or AP Gaming I, LLC, the indirect subsidiary of AP Gaming Holdco, Inc, as applicable.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authority; Binding Nature), Section 4.8 (Brokers), Section 4.9 (Independent Investigation; Purchaser’s Diligence) and Section 4.10 (No Knowledge of Breach).

“Purchaser Material Adverse Effect” means an effect, event, development, occurrence, state of facts or change, which, individually or in the aggregate, has had, will have or would reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations hereunder, obtain any Required Gaming Approval or consummate the Contemplated Transactions.

“Purchaser’s Knowledge” means the actual knowledge of David Sambur, David Lopez and Vic Gallo, in each case, including knowledge that would be acquired by such persons through their reasonable inquiry.

“Qualified Crime” shall mean any of the criminal activities described in Section II of the second paragraph of Article 22 of the Mexican Federal Constitution (Constitución Política de los Estados Unidos Mexicanos).

“Reference Working Capital” means $16,000,000.

“Related Party” shall mean: (a) any Person that currently serves or who has served as a director, controlling shareholder or executive officer of any Genesis Company, (b) any Person controlled by a Person described in (a) above (other than the Company), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

“Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Financial Information” means all financial statements, financial data and other information regarding the Company or any of its Subsidiaries of the type and form customarily included in marketing documents used to consummate transactions of the type contemplated by the Debt Commitment Letters, or as may be reasonably requested by Purchaser to consummate the Debt Financing, including all information required by Exhibit B to any Debt Commitment Letter, financial statements prepared in accordance with GAAP and audit reports, in each case assuming that the Debt Financing were consummated at the same time during the Company’s fiscal year as such Debt Financing will be consummated or as otherwise reasonably required in connection with the Debt Financing and the Contemplated Transactions.

“Required Gaming Approvals” means (i) with respect to each Prior Approval Jurisdiction, the granting of all regulatory approvals (including, where applicable, conditional approvals or waivers or other like allowances) by such jurisdiction with respect to Purchaser, any other entities or individuals required to file applications, as well as with respect to the completion of the Contemplated Transactions, in each case such that the Contemplated Transactions may be completed in accordance with all applicable Gaming Laws; and (ii) with respect to each Prior Notice Jurisdiction, Prior Notice shall have been given.

“Restricted Cash” means cash to the extent that it is not freely useable by the Company or any of its Subsidiaries because it is subject to restrictions or limitations on use or distribution by Tax or other Law, contract or otherwise (such as, for the avoidance of doubt, the extent of the Tax impact on dividends and repatriations of cash from Mexico to the United States) and the items set forth on Schedule 1.1(b).

“Sanctions Laws” means (a) the economic sanctions Laws, rules, regulations and executive orders of the United States, including the International Emergency Economic Powers Act, 50 U.S.C. §§1701 et seq. and the Trading with the Enemy Act, 50 App. U.S.C. §§1 et seq., and (b) any other applicable equivalent or comparable economic sanctions Laws, rules or regulations of Mexico and other countries.

“Sanctions Lists” mean (a) the OFAC Lists, (b) any sanctions lists of Mexico or any other jurisdiction where any Genesis Company has operations and (c) any list of sanctioned parties identified in a resolution of the United Nations Security Council.

“Seller Note” means a seller note, in the form attached hereto as Exhibit B, issued in favor of Seller.

“Software” means all software, source code, object code, and all designs, specifications, databases and documentation related thereto.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, or (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests.

“Tax” or “Taxes” means (i) any and all federal, state, local, provincial, municipal, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income or gross receipts, and (y) ad valorem, capital gains, goods and services, license, branch, payroll, employment, excise, compensation, utility, severance, production, stamp, occupation, premium, windfall profits, environmental (whether or not imposed by Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition related thereto, whether disputed or not, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, as a successor or transferee or pursuant to any Contract, in each case in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any return, declaration, report, claim for refund, information return, statement or other submission relating to any Tax, including any schedule or attachment thereto and including any amendment thereof, required to be or otherwise provided to any Governmental Authority relating to Taxes.

“Transaction Documents” means this Agreement and the Seller Note.

“Transaction Expenses” means any fees, costs and expenses, whether accrued for or not, incurred or subject to reimbursement by any Genesis Company, in each case in connection with the Contemplated Transactions (whether incurred prior to or after the date hereof) and not paid prior to the Closing, including: (a) any brokerage, finders’ or other advisory fees, costs, expenses, commissions or similar payments; (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers; (c) any fees, costs and expenses or payments of the Company or any of its Affiliates related to any transaction bonus, discretionary bonus, severance, change-of-control payment, phantom equity payout, “stay-put” or other compensatory payments made to any employee of the Company or any of its Affiliates as a result of the execution of any Transaction Document or in connection with the Contemplated Transactions, (d) the employer portion of any employment taxes (e.g., FICA) imposed on payments described in clause (c), (e) any other fees, costs, expenses or payments resulting from the change of control of the Company or any of its Subsidiaries or otherwise payable in connection with receipt of any consent or approval in connection with the Contemplated Transactions, and (f) any financing termination or amendment fees or other amounts payable (i) by any Genesis Company under the Closing Date Indebtedness or (ii) pursuant to the GSO Release Letters. Notwithstanding the foregoing, “Transaction Expenses” shall not include any fees, costs or expenses, whether accrued for or not, incurred by any Genesis Company and subject to reimbursement by Purchaser, in respect of Seller’s obligations contained in Section 5.11(b), Section 5.11(d) and Section 5.15.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Working Capital” means the Current Assets of the Genesis Companies less the Current Liabilities of the Genesis Companies.

1.2 Glossary of Other Defined Terms. The following sets forth the location of definitions of capitalized terms defined in the body of this Agreement:

Defined Term	Section
“2012 Merger Agreement”	3.28
“338 Election”	2.9
“Actual Cash”	2.4(d)
“Actual Closing Balance Sheet”	2.4(d)
“Actual Indebtedness”	2.4(d)
“Actual Transaction Expenses”	2.4(d)
“Actual Working Capital”	2.4(d)
“Agreement”	Preamble
“Americas”	Recitals
“Americas Contribution”	Recitals
“Applicable Customer”	2.8(a)(i)2)
“Cash Consideration”	2.2
“Cash Consideration Adjustment”	2.4(e)
“Cash Consideration Dispute Expenses”	2.4(c)
“Change in Law”	2.8(a)(i)1)
“Closing”	2.5
“Closing Balance Sheet”	2.4(a)
“Closing Date”	2.5
“Closing Date Cash”	2.4(a)
“Closing Date Indebtedness”	2.4(a)
“Closing Date Transaction Expenses”	2.4(a)
“Closing Date Working Capital”	2.4(a)
“Commitment Letters”	4.7
“Company”	Preamble
“Company Shares”	Recitals
“Company Permits”	3.14
“Contest”	8.4(a)
“Continuing Employee”	5.7(b)
“Covered Machine”	2.8(a)
“Deactivated Machine”	2.8(a)

Defined Term	Section
“Deactivated Machine Credit”	2.8(a)
“Deactivated Machine Credit Dispute”	2.8(c)(i)
“Deactivated Machine Credit Objections Statement”	2.8(c)(i)
“Deactivated Machine Credit Statement”	2.8(b)
“Debt Commitment Letters”	4.7
“Debt Financing”	4.7
“Direction Letters”	Recitals
“DOJ”	5.2(b)
“Enterprises”	Recitals
“Enterprises Shares”	Recitals
“Equity Commitment Letter”	4.7
“Equity Financing”	4.7
“Equity Investor”	4.7
“Estimated Cash”	2.3(a)
“Estimated Closing Balance Sheet”	2.3(a)
“Estimated Closing Statement”	2.3(a)
“Estimated Indebtedness”	2.3(a)
“Estimated Transaction Expenses”	2.3(a)
“Estimated Working Capital”	2.3(a)
“Finally Determined Deactivated Machine Credit”	2.8(d)
“Financial Statements”	3.7(a)
“Financing”	4.7
“FTC”	5.2(b)
“Game Content License Agreement”	2.6(b)(viii)
“GSO Payoff Amount”	2.6(a)(i)
“GSO Release Letters”	2.6(a)(i)
“Holdings”	Recitals
“Holdings Shares”	Recitals
“HSR Filing”	5.2(b)
“Indemnity Cap”	7.3(b)
“Initial Closing Statement”	2.4(a)
“Leased Real Property”	3.11(b)
“Licensed Intellectual Property”	3.15(a)
“Loan Repayments and Contributions”	Recitals
“Material Contracts”	3.17
“Mexican Plan”	3.18(i)
“Non-Party Affiliates”	10.14
“November 2015 Vesting Date”	5.7(c)
“Outside Date”	9.1(b)
“Owned Intellectual Property”	3.15(a)
“Pre-Clearance Letter”	5.11(f)
“Pre-Closing Taxable Period”	8.5(a)
“Pre-Closing Taxes”	8.2(a)
“Purchased Shares”	Recitals
“Purchaser”	Preamble

Defined Term	Section
“Purchaser Indemnified Parties”	7.1
“Purchaser Transition Team Designee”	5.15
“Purchase Price Advance”	Recitals
“Purchase Price Advance Amount”	2.7(a)
“Purchaser Related Person”	4.5
“Purchaser’s Position”	2.4(c)
“Redemption”	Recitals
“Real Property Lease”	3.11(b)
“Registered IP”	3.15(b)
“Regulatory Triggering Event”	2.8(a)(i)
“Related Party Transactions”	3.20
“Related Party Transactions Terminations”	5.12
“Relevant Unvested Options”	5.7(c)
“Required Payment Amount”	4.7
“Sanctioned Countries	3.25(f)
“SEC”	5.11(f)
“Seller”	Preamble
“Seller Indemnified Parties”	7.2
“Seller Transition Team Designee”	5.15
“Seller’s Objection”	2.4(b)
“Seller’s Position”	2.4(c)
“Straddle Period”	8.6
“Target Company”	2.9
“Tax Covenant”	7.1(b)
“Tax Indemnified Buyer Party”	8.2
“Tax Representation”	7.1(a)
“Tax Sharing Agreement”	3.10(h)
“Termination Fee”	9.2(b)
“Third Party Claim”	7.4(a)
“Threshold Amount”	7.3(b)

1.3 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) each reference to a Section, Exhibit or Schedule means a Section of this Agreement, or a Schedule or Exhibit to this Agreement or the Disclosure Schedules, unless another agreement is specified, (b) each reference to a Schedule means the applicable Disclosure Schedule and the Disclosure Schedules shall be deemed a part of, and are incorporated by reference into, this Agreement, (c) the words “include,” “includes” and “including” will be deemed to be followed by “without limitation,” (d) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (e) words in the singular or plural form include the plural and singular form, respectively, (f) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (g) all pronouns and any variations thereof refer to the masculine, feminine or neuter singular or plural as the identity of the Person or Persons may require. The terms “hereof”, “herein”, “hereunder”, “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references herein to “dollars” or “$” are to U.S. dollars. Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with GAAP and all financial computations hereunder will be computed, unless otherwise specifically provided herein, in accordance with GAAP consistently applied. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified. The phrases “date of this Agreement,” “date hereof” and terms of similar impart, unless the context otherwise requires, shall be deemed to refer to the date set forth in the preamble of this Agreement.

ARTICLE II

PURCHASE AND SALE OF PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall purchase the Purchased Shares from Seller, and Seller shall sell, assign, transfer, convey and deliver the Purchased Shares to Purchaser for the consideration specified in Section 2.2.

2.2 Purchase Price. Subject to the adjustments set forth in this Article II, the aggregate consideration for the Purchased Shares shall comprise the following:

(a) cash in the amount of $370,000,000 (adjusted as follows):

(i) minus, the amount (if any) by which the Minimum Operating Cash exceeds the Estimated Cash;

(ii) plus, the amount (if any) by which the Estimated Cash exceeds the Minimum Operating Cash, which amount (if any) shall in no event exceed $5,000,000;

(iii) minus, the amount (if any) by which the Reference Working Capital exceeds the Estimated Working Capital;

(iv) plus, the amount (if any) by which the Estimated Working Capital exceeds the Reference Working Capital;

(v) minus, the Estimated Transaction Expenses;

(vi) minus, the Estimated Indebtedness

(the result of the calculation in clause (a), the “Cash Consideration”); and

(b) the Seller Note with an initial principal amount of $12,000,000 (as it may be adjusted pursuant to the terms hereto and thereto) (together with the Cash Consideration, the “Purchase Price”).

2.3 Estimate of Cash Consideration.

(a) On or prior to the fifth (5th) day prior to the Closing Date, Seller shall prepare and deliver a statement (including reasonable supporting detail) to Purchaser (the “Estimated Closing Statement”) setting forth (i) Seller’s reasonable, good faith estimate of Cash as of the close of business on the Closing Date (the “Estimated Cash”), (ii) Seller’s reasonable, good faith estimate of the Working Capital as of the close of business on the Closing Date (the “Estimated Working Capital”), (iii) all Indebtedness of the Genesis Companies as of the close of business on the Closing Date (the “Estimated Indebtedness”), (iv) Seller’s reasonable, good faith estimate of the Transaction Expenses (the “Estimated Transaction Expenses”), including final invoices with respect to all Transaction Expenses to be paid by the Genesis Companies at the Closing, (v) Seller’s calculation of the Cash Consideration in accordance with Section 2.2(a), and (vi) an unaudited, consolidated balance sheet of the Company as of the close of business on the Closing Date (the “Estimated Closing Balance Sheet”). The Estimated Closing Statement (including the Estimated Cash, the Estimated Working Capital, the Estimated Indebtedness, the Estimated Transaction Expenses and the Estimated Closing Balance Sheet) shall be prepared and calculated in accordance with GAAP (and, to the extent not inconsistent with GAAP, the past practices of the Genesis Companies) or as provided in the definitions of this Agreement.

(b) Following receipt of the Estimated Closing Statement, Seller shall permit Purchaser and its Representatives at all reasonable times and upon reasonable notice to review Seller’s and the Genesis Companies’ working papers relating to the calculation and preparation of the Estimated Cash, the Estimated Working Capital, the Estimated Indebtedness, Estimated Transaction Expenses and the Estimated Closing Balance Sheet, as well as the Genesis Companies’ accounting books and records relating thereto, and Seller shall make reasonably available its Representatives (if any) responsible for the preparation of the Estimated Closing Statement in order to respond to the inquiries of Purchaser and its Representatives. Prior to the Closing, the parties shall reasonably attempt to resolve any disagreements concerning the computation of any of the items included in the Estimated Closing Statement (including the calculations of the Estimated Cash, the Estimated Working Capital, the Estimated Indebtedness, Estimated Transaction Expenses and the Estimated Closing Balance Sheet); provided, that it is acknowledged and agreed that if any disagreements cannot be resolved, then the Closing shall occur on the basis of the Estimated Closing Statement provided by Seller, and that any unresolved disagreements shall be deferred for resolution pursuant to the post-closing cash consideration adjustment process described in Section 2.4.

2.4 Post-Closing Cash Consideration Adjustment.

(a) As soon as practicable but in no event more than sixty (60) days following the Closing Date, Purchaser shall prepare and deliver a statement (the “Initial Closing Statement”) setting forth (i) Purchaser’s determination of Cash as of the close of business on the Closing Date (the “Closing Date Cash”), (ii) Purchaser’s determination of the Working Capital as of the close of business on the Closing Date (the “Closing Date Working Capital”), (iii) all Indebtedness of the Genesis Companies as of the close of business on the Closing Date (the “Closing Date Indebtedness”), (iv) all Transaction Expenses (the “Closing Date Transaction Expenses”), (v) Purchaser’s calculation of the Cash Consideration in accordance with Section 2.2(a) and (vi) an unaudited, consolidated balance sheet of Company as of the close of business on the Closing Date (the “Closing Balance Sheet”). The Initial Closing Statement (including the Closing Date Cash, the Closing Date Working Capital, the Closing Date Indebtedness, the Closing Date Transaction Expenses and the Closing Balance Sheet) shall be prepared and calculated in accordance with GAAP (and, to the extent not inconsistent with GAAP, the past practices of the Genesis Companies) or as provided in the definitions of this Agreement.

(b) Seller and its accountants shall complete their review of the Initial Closing Statement within forty (40) days after Purchaser’s delivery thereof to Seller. During such review period, Purchaser shall provide Seller with reasonable access to all books and records reasonably requested by Seller to review the Initial Closing Statement (including the calculation and preparation of the Closing Date Cash, the Closing Date Working Capital, the Closing Date Indebtedness, the Closing Date Transaction Expenses and the Closing Balance Sheet), any work papers prepared by Purchaser or its accountants in connection with such calculations, and Purchaser shall make available its Representatives responsible for the preparation of the Initial Closing Statement in order to respond to the inquiries of Seller. If Seller objects to the contents of the Initial Closing Statement for any reason, Seller shall, on or before the last day of such 40-day period, so inform Purchaser in writing (a “Seller’s Objection”), setting forth a specific description of the basis of its determination and the adjustments to the Initial Closing Statement that Seller believes should be made. To the extent any disagreement therewith is not described in a Seller’s Objection received by Purchaser on or before the last day of such 40-day period, then all items described in the Initial Closing Statement delivered by Purchaser to Seller with respect to any such disagreement shall be deemed agreed, final and binding on the parties.

(c) If Seller timely delivers a Seller’s Objection to Purchaser, and Seller and Purchaser are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in Seller’s Objection within twenty-five (25) days following Purchaser’s receipt of Seller’s Objection, then they shall jointly retain the CPA Firm, which, acting as an expert and not as an arbitrator, shall determine, on the basis set forth in and in accordance with this Section 2.4, and only with respect to those items specifically described in Seller’s Objection on which Purchaser and Seller have not agreed, whether and to what extent, if any, the Cash Consideration requires adjustment. Purchaser and Seller shall instruct the CPA Firm to deliver its written determination to Purchaser and Seller no later than thirty (30) days after submitting the matter to it for resolution. At the time of retention of the CPA Firm, Purchaser shall specify in writing to the CPA Firm and Seller the amount of Purchaser’s computation of the Cash Consideration (“Purchaser’s Position”), and Seller shall specify in writing to the CPA Firm and to Purchaser the amount of its computation of the Cash Consideration (“Seller’s Position”). The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller. In resolving any disputed item, the CPA Firm may not assign a value to any disputed item that is greater than the greatest value claimed by Purchaser or Seller at the time the CPA Firm is retained or less than the smallest value claimed for the item by Purchaser or Seller at such time. The scope of the dispute(s) to be resolved by the CPA Firm is limited to whether the preparation of the Closing Balance Sheet and the calculation of the Closing Date Cash, the Closing Date Working Capital, the Closing Date Indebtedness, the Closing Date Transaction Expenses and Purchaser’s calculation of the Cash Consideration were done in a manner consistent with the provisions and definitions of this Agreement and mathematically accurate, and the CPA Firm is not to make any other determination unless jointly requested in writing by Seller and Purchaser. The fees and disbursements of the CPA Firm (collectively, the “Cash Consideration Dispute

Expenses”) shall be borne (i) by Seller in that proportion equal to a fraction (expressed as a percentage) the numerator of which is equal to Seller’s Position minus the Cash Consideration determined by the CPA Firm, and the denominator of which is equal to Seller’s Position minus Purchaser’s Position and (ii) by Purchaser in that proportion equal to a fraction (expressed as a percentage) equal to one (1) minus the fraction described in clause (i). For example, if Seller’s Position is that the Cash Consideration should be $150,000 and Purchaser’s Position is that the Cash Consideration should be $100,000, the CPA Firm determines that the Cash Consideration should be $130,000 and the Cash Consideration Dispute Expenses are $10,000, then (i) Seller shall pay $4,000 (40%) of the Cash Consideration Dispute Expenses and (ii) Purchaser shall pay $6,000 (60%) of the Cash Consideration Dispute Expenses. Purchaser, the Company and Seller shall cooperate with the CPA Firm during its resolution of the disagreement and make readily available to the CPA Firm all relevant personnel and Representatives, books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to amounts set forth in the Initial Closing Statement and Seller’s Objection and all other items reasonably requested by the CPA Firm in connection therewith.

(d) The Initial Closing Statement, including the Closing Balance Sheet, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Transaction Expenses and the Closing Date Working Capital, as agreed to (or deemed to have been agreed to) between Purchaser and Seller or as determined by the CPA Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Closing Balance Sheet”, “Actual Cash”, “Actual Indebtedness”, “Actual Transaction Expenses” and “Actual Working Capital” respectively, for all purposes herein.

(e) Upon completion of the calculation of the Actual Closing Balance Sheet, Actual Cash, Actual Indebtedness, Actual Transaction Expenses and Actual Working Capital in accordance with this Section 2.4, the Cash Consideration shall be recalculated in accordance with Section 2.2(a) (substituting the estimated amounts set forth therein with the actual amounts as determined in accordance with Section 2.4(d)), and the following adjustments (the “Cash Consideration Adjustment”) made:

(i) If the Cash Consideration calculated in accordance with Section 2.2(a) using the Actual Cash, Actual Indebtedness, Actual Transaction Expenses and Actual Working Capital is greater than the Cash Consideration calculated in accordance with Section 2.2(a) using Estimated Cash, Estimated Indebtedness, Estimated Transaction Expenses and Estimated Working Capital, then Purchaser shall promptly (but in no event later than three (3) Business Days after the final determination) pay such difference to Seller.

(ii) If the Cash Consideration calculated in accordance with Section 2.2(a) using the Actual Cash, Actual Indebtedness, Actual Transaction Expenses and Actual Working Capital is less than the Cash Consideration calculated in accordance with Section 2.2(a) using Estimated Cash, Estimated Indebtedness, Estimated Transaction Expenses and Estimated Working Capital, then Seller shall promptly (but in no event later than three (3) Business Days after the final determination) pay such difference to Purchaser.

(f) Any amounts payable pursuant to Section 2.4(e) shall be treated by Purchaser and Seller as adjustments to the Purchase Price for all federal, state, provincial, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable Law or a final determination.

2.5 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Greenberg Traurig, P.A., 333 Avenue of the Americas (333 S.E. 2nd Avenue), Miami, Florida 33131 at 10:00 a.m. (local time) (or pursuant to the electronic or other remote exchange of all executed documents and other closing deliverables required by Section 2.6) on or prior to the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VI (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or, if permissible, waiver of such conditions), or at such other time and place as Purchaser and Seller may mutually agree upon in writing; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or, if permissible, waiver of such conditions), notwithstanding the satisfaction or waiver of such conditions, Purchaser shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Purchaser on not less than three (3) Business Days’ notice to Seller, and (b) the third (3rd) Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso). The date on which the Closing takes place is referred to herein as the “Closing Date.”

2.6 Deliveries by Seller.

(a) Prior to Closing.

(i) As soon as practicable after the date hereof and in any event prior to the second (2nd) Business Day immediately prior to the Closing Date, Seller shall deliver or cause to be delivered to Purchaser duly executed letters in form and substance acceptable to Purchaser evidencing that, upon the payment of the amount set forth therein (the “GSO Payoff Amount”), all obligations under the Existing Credit Agreement, the Existing Mezzanine Credit Agreement and related security and guarantee agreements will be automatically satisfied and discharged, such agreements will be cancelled, all commitments thereunder will be terminated and any related liens will be released (the “GSO Release Letters”); and

(ii) If the GSO Payoff Amount is greater than the Purchase Price Advance Amount, then on or prior to the Business Day immediately prior to the Closing Date, Seller shall pay or cause to be paid the difference between the GSO Payoff Amount and the Purchase Price Advance Amount to the payee specified in the GSO Release Letters by wire transfer of immediately available funds, which payment, for the avoidance of doubt, may be paid using Cash; and

(iii) deliver or cause to be delivered to Purchaser evidence of such payment contemplated by Section 2.6(a)(ii).

(b) At the Closing. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) stock certificates representing the Purchased Shares, duly endorsed or accompanied by stock powers for transfer to Purchaser, in each case free and clear of all Encumbrances (other than restrictions on the transfer of securities arising under applicable securities Laws and any Encumbrances created by Purchaser);

(ii) stock certificates representing the Holdings Shares, the Company Shares and, if certificated, the shares of each Subsidiary of the Company in existence at Closing, in each case free and clear of all Encumbrances (other than restrictions on the transfer of securities arising under applicable securities Laws and any Encumbrances created by Purchaser);

(iii) a certificate signed by the Secretary of Seller, dated as of the Closing Date, certifying to: (i) resolutions of the board of directors of Seller approving the sale of the Purchased Shares and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions; and (ii) incumbency and signature of the officers of Seller executing this Agreement and any other certificate or document delivered by Seller in connection with this Agreement;

(iv) a certificate, dated as of the Closing Date and signed by the President or Chief Financial Officer of Seller, that each of the conditions set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(e) has been satisfied;

(v) evidence that the GSO Payoff Amount has been paid in full and that the GSO Release Letters are in full force and effect; and

(vi) a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2(c), certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code, and a statement in compliance with Treasury Regulations Section 1.897-2(h).

(vii) letters of resignation in form and substance reasonably acceptable to Purchaser and duly executed by those directors and officers of the Genesis Companies identified on Schedule 2.6(b)(vii);

(viii) an amendment to that certain Game Content License Agreement, dated as of February 11, 2015, by and between the Company and Seller (the “Game Content License Agreement”), in the form set forth on Schedule 2.6(b)(viii), duly executed by the Company and Seller;

(ix) evidence in form and substance reasonably acceptable to Purchaser that the Company has obtained the third party consents from the Governmental Authorities and other Persons set forth on Schedule 2.6(b)(ix);

(x) evidence in form and substance reasonably acceptable to Purchaser that the Related Party Transactions Terminations have been, or, simultaneous with the Closing shall be, effected; and

(xi) evidence in form and substance reasonably acceptable to Purchaser that the Redemption has been effected.

2.7 Deliveries by Purchaser.

(a) Prior to the Closing. Immediately prior to Closing, on the Closing Date, and provided that Seller has made the payment, if any, required by Section 2.6(a)(ii) and that upon the payment by Purchaser required by this Section 2.7(a) the GSO Release Letters shall be in full force and effect, Purchaser shall make the Purchase Price Advance in an aggregate amount equal to the amount specified in writing by Seller, which amount shall not exceed the lesser of (x) the Cash Consideration (calculated in accordance with Section 2.2(a)) and (y) the GSO Payoff Amount (such amount, the “Purchase Price Advance Amount”); provided, further, that if the Closing does not occur by the close of business on the date Purchaser makes the Purchase Price Advance, Seller shall repay, or shall cause to be repaid, the Purchase Price Advance Amount to Purchaser in its entirety by wire transfer of immediately available funds at the opening of business on the following Business Day.

(b) At the Closing, Purchaser shall:

(i) If the Cash Consideration (calculated in accordance with Section 2.2(a)) is greater than the Purchase Price Advance Amount, pay or cause to be paid to Seller an amount equal to (x) the Cash Consideration minus (y) the Purchase Price Advance Amount by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser no later than two (2) Business Days prior to the Closing Date;

(ii) cause to be issued to Seller a duly executed Seller Note with an initial principal amount of $12,000,000 (subject to adjustment in accordance with Section 2.2);

(iii) on behalf of Seller and the Genesis Companies, wire or cause to be wired funds to the respective payees of the Transaction Expenses in amounts equal to such payees’ respective portion of the Transaction Expenses; and

(iv) deliver or cause to be delivered to Seller:

1) a certificate of the Secretary or an Assistant Secretary of Purchaser, dated as of the Closing Date, certifying the: (i) resolutions of the sole member of Purchaser approving the purchase of the Purchased Shares and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions; and (ii) incumbency and signature of the officers of Purchaser executing this Agreement and any other certificate or document delivered by Purchaser in connection with this Agreement; and

2) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) has been satisfied.

(c) Any amounts payable pursuant to Section 2.7(a) and the Purchase Price Advance Amount shall be treated by Purchaser and Seller as Purchase Price for all federal, state, provincial, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly, except as required by a change in applicable Law or a final determination.

2.8 Deactivated Machine Credit.

(a) If an Installed Base Gaming Machine that was in Operation in Mexico as of October 31, 2014 (a “Covered Machine”), a true, correct and complete list of which is set forth on Schedule 3.23(b)), is not in Operation (or is otherwise prohibited from being operated pursuant to an Order or under applicable Laws) at the expiration of the Adjustment Period as a result of a Regulatory Triggering Event that has occurred during the Measurement Period (each a “Deactivated Machine”), then Seller shall pay to Purchaser, in accordance with the procedures set forth in Section 2.8(b), an amount equal to the product of $15,000 multiplied by the aggregate number Deactivated Machines (such product, the “Deactivated Machine Credit”); provided, that the Deactivated Machine Credit shall in no event exceed an amount equal to $25,000,000.

(i) As used herein, “Regulatory Triggering Event” means:

1) a change in applicable Law (including the enactment of a new Law) (a “Change in Law”);

2) a revocation or suspension of a Permit held or used by any Genesis Company or an Applicable Customer as a direct or indirect result of a Change in Law or a violation of applicable Law;

3) a prohibition pursuant to an Order or under applicable Laws against any Genesis Company or an Applicable Customer, which, in the case of an Applicable Customer, is related to such Applicable Customer’s Gaming Activities; or

4) a verifiable notification to Purchaser or one or more Purchaser Affiliated Parties by one or more U.S. Gaming Authorities identified in Schedule 2.8(a)(i)4) that continued operations in Mexico (including the operation of Covered Machines) by any Genesis Company or an Applicable Customer would result in a violation of applicable Laws or the revocation, suspension or denial of a U.S. Gaming Approval used by Purchaser or one or more Purchaser Affiliated Parties.

(b) Within forty-five (45) days following the end of the Adjustment Period, Purchaser shall prepare and deliver to Seller a certificate executed by an executive officer of Purchaser (the “Deactivated Machine Credit Statement”) setting forth Purchaser’s computation and determination of the Deactivated Machine Credit (if any), together with any supporting documentation. Subject to Section 2.8(c), if the Finally Determined Deactivated Machine Credit (as defined below) is greater than zero, then Seller and Purchaser shall as promptly as practicable amend the terms of the Seller Note such that the amount of the Seller Note shall be reduced by such Finally Determined Deactivated Machine Credit; provided, that if the then outstanding principal amount of the Seller Note is insufficient to satisfy such Finally Determined Deactivated Machine Credit, then the outstanding principal amount of the Seller Note shall be reduced to zero and cancelled, and Purchaser shall satisfy such shortfall amount (which, for the avoidance of doubt, shall equal the difference between such Finally Determined Deactivated Machine Credit and the then outstanding principal amount of the Seller Note immediately prior to reduction of the Seller Note to zero) from Seller directly, which shall pay such shortfall amount in cash by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser. Any adjustments made, or amounts payable, pursuant to Section 2.8(b) shall be treated by Purchaser and Seller as adjustments to the Purchase Price for all federal, state, provincial, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable law or a final determination.

(c) Dispute Resolution.

(i) Within forty (40) days after Seller’s receipt of the Deactivated Machine Credit Statement, Seller shall deliver to Purchaser a written statement either accepting the Deactivated Machine Credit Statement or specifying any objections thereto in reasonable detail (a “Deactivated Machine Credit Objections Statement”), which objections shall be limited to objections that the Deactivated Machine Credit Statement was not prepared or delivered in accordance with this Agreement. If Seller does not deliver a Deactivated Machine Credit Objections Statement within such forty (40)-day period, then the Deactivated Machine Credit Statement shall become final and binding upon all parties. If Seller delivers a Deactivated Machine Credit Objections Statement within such forty (40)-day period, then Seller and Purchaser shall negotiate in good faith for fifteen (15) days following Purchaser’s receipt of such Deactivated Machine Credit Objections Statement to resolve such objections. Any such objections that Purchaser and Seller are unable to resolve during such fifteen (15)-day period is referred to as a “Deactivated Machine Credit Dispute”. After such fifteen (15)-day period, any matter set forth in the Deactivated Machine Credit Statement that is not a Deactivated Machine Credit Dispute shall become final and binding upon all parties. If Purchaser and Seller are unable to resolve all objections during such fifteen (15)-day period, then any Deactivated Machine Credit Dispute, and only such Deactivated Machine Credit Disputes, shall be resolved by the CPA Firm. The CPA Firm shall be instructed to resolve any Deactivated Machine Credit Disputes in accordance with the terms of this Agreement within thirty (30) days after its appointment. The resolution of such Deactivated Machine Credit Disputes by such CPA Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Purchaser and Seller, (iii) shall constitute an arbitral award and (iv) shall be conclusive and binding upon all the parties upon which a judgment may be rendered by a court having proper jurisdiction thereover. Upon delivery of such resolution, the Deactivated Machine Credit Statement, as modified in accordance with such resolution, shall become final and binding upon all parties.

(ii) The fees, costs and expenses of such CPA Firm shall be allocated between Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the Deactivated Machine Credit Disputes not awarded to each party bears to the amount actually contested by such party. For example, if Seller claims that the appropriate Deactivated Machine Credit is $1,000 greater than the amount determined by Purchaser and if such CPA Firm ultimately resolves the Deactivated Machine Credit Dispute by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of such CPA Firm will be allocated 30% (i.e., 300 ÷ 1,000) to Purchaser and 70% (i.e., 700 ÷ 1,000) to Seller.

(d) As used herein, “Finally Determined Deactivated Machine Credit” means (i) if Seller does not deliver a Deactivated Machine Credit Objections Statement in accordance with Section 2.8(c), the Deactivated Machine Credit as set forth in the Deactivated Machine Credit Statement or (ii) if the Deactivated Machine Credit is resolved by Purchaser and Seller or by submission of any Deactivated Machine Credit Dispute to the CPA Firm, as contemplated by Section 2.8(c), the Deactivated Machine Credit as so resolved.

(e) Following the Closing and during the Adjustment Period, Purchaser shall act in good faith and shall use its commercially reasonable efforts to minimize the number of Covered Machines removed from Operation as a result of a Regulatory Triggering Event, in each case in accordance with applicable Laws and any applicable obligations of Purchaser and its Purchaser Affiliated Parties thereunder. For the avoidance of doubt, the obligations contained in this Section 2.8(e) apply only to the Covered Machines and shall in no event apply to any other gaming machines, and Purchaser shall have no obligation or liability to Seller with respect to the activation, de-activation or operation of such other gaming machines.

2.9 Section 338 Election. Purchaser and its Affiliates (a) will not cause or permit the Genesis Companies or any corporation in which the Genesis Companies own an equity interest, directly or indirectly (each, a “Target Company”), to make any election pursuant to Section 338 of the Code or any provision of state, local, non-U.S. or other Tax Law that is similar to, or has any Tax consequence for Seller or its Affiliates that is comparable to any consequence for Seller or its Affiliates of, an election pursuant to Section 338 of the Code (each, a “338 Election”) and (b) shall take any and all actions necessary and appropriate to prevent any 338 Election being made for any Target Company.

2.10 Method of Cash Payments. All cash payments made under this Agreement shall be made by wire transfer of immediately available funds to one or more accounts designated by the recipient in writing no fewer than two (2) Business Days immediately preceding the scheduled payment date.

2.11 Withholding Rights. Upon not less than five days’ prior notice to Seller, Purchaser or the Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable by Purchaser or the Company pursuant to this Agreement such amounts as Purchaser or the Company is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that any amounts are so deducted and withheld by Purchaser or the Company and are remitted to the appropriate Governmental Authority in accordance with applicable law, such withheld and deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

2.12 Purchase Price Allocation. Unless otherwise required by applicable Tax Law, Purchaser shall not take a position with a Governmental Authority with the power to impose and collect Taxes that is inconsistent with the allocation of the Purchase Price made by Seller, as set forth on Schedule 2.12.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Purchaser, subject to such exceptions as are disclosed in the Disclosure Schedules. Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedules), none of Seller, any Genesis Company or any other Person on behalf of Seller or any Genesis Company has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or any Genesis Company, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or the Genesis Companies furnished or made available to Purchaser or its Representatives (including information, documents and material made available to Purchaser in the Data Room, management presentations or in any other form in expectation of the Contemplated Transactions), or as to the future revenue, profitability or success of any Genesis Company or the Business. The foregoing shall not limit Purchaser’s remedies in the case of fraud.

3.1 Organization. Seller is a corporation (i) duly organized, validly existing and in good standing under the Laws of Quebec, Canada, and (ii) has all requisite power and authority to own and operate its properties and to carry on its business as presently conducted. Seller is duly licensed or qualified and is in good standing as a foreign corporation in all jurisdictions in which it is required to be so licensed or qualified, except where failure to be so licensed or qualified would not have a material adverse effect on the ability of Seller to enter into this Agreement or consummate the Contemplated Transactions. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia, and each of Americas and Holdings is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and each of the Company, Americas and Holdings has all requisite power and authority to own and operate its properties and to carry on its business as presently conducted. Each of the Company, Americas and Holdings is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. Seller has made available in the Data Room a true and complete copy of the Charter Documents of the Company, Americas and Holdings, each as in effect on the date hereof.

3.2 Authority; Binding Nature. Each of Seller and the Company has all requisite power and authority to enter into this Agreement and each other Transaction Document to which each of Seller or the Company is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The execution, delivery and performance by each of Seller and the Company of the Transaction Documents to which it is or will be a party and the consummation by each of Seller or the Company, as applicable, of the Contemplated Transactions have been duly authorized by all necessary action on the part of Seller and the Company and no other proceedings (corporate or otherwise) on the part of each of Seller or the Company or its board of directors or stockholders are necessary to authorize the Transaction Documents to which it is or will be a party or to consummate the Contemplated Transactions. Each Transaction Document to which each of Seller and the Company is or will be a party has been or will be validly and duly executed and delivered by each of Seller and the Company, as applicable, and constitutes, or will constitute when executed (assuming due authorization, execution and delivery by Purchaser), the legal, valid and binding obligation of Seller or the Company, as applicable, enforceable against Seller or the Company, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws affecting creditors’ rights and remedies generally and by general principles of equity (irrespective of whether enforcement is sought in a Proceeding at law or in equity).

3.3 No Conflict. Except as set forth on Schedule 3.3, the execution, delivery and performance by each of Seller and the Company of this Agreement and each other Transaction Document to which it is or will be a party and the consummation of the Contemplated Transactions do not and will not (a) materially conflict with, result in a breach of or violate any Law applicable to Seller or any Genesis Company, (b) conflict with, or result in a breach of or default under, any terms or conditions of the Charter Documents of Seller or any Genesis Company, (c) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give (or with the giving of notice or lapse of time, or both, would give) to others any rights of termination, amendment, acceleration or cancellation pursuant to any Material Contract or (d) result in the creation of any material Encumbrances upon the assets of the Genesis Companies other than Permitted Encumbrances and Financing Liens.

3.4 Consents and Approval. No consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority on the part of Seller or any Genesis Company is required in connection with the execution, delivery and performance of this Agreement and each other Transaction Document to which it is or will be a party and the Contemplated Transactions by Seller and the Genesis Companies except (i) as set forth on Schedule 3.4 or (ii) as required under the HSR Act.

3.5 Capitalization.

(a) The Purchased Shares are the only authorized, issued and outstanding securities of Americas, the Holdings Shares are the only authorized, issued and outstanding securities of Holdings and the Company Shares are the only authorized, issued and outstanding shares of the Company, and all of the Purchased Shares, Holdings Shares and Company Shares have been issued and paid for in accordance with the terms of the Charter Documents of Americas, Holdings and the Company, respectively. Seller owns the Purchased Shares both beneficially and of record, and as of the Closing Date, the Purchased Shares, the Holdings Shares and the Company Shares will be free and clear of all Encumbrances (other than restrictions on the transfer of securities arising under applicable securities Laws). The Purchased Shares, the Holdings Shares and the Company Shares have been duly authorized, validly issued and are fully paid and non-assessable and free of any preemptive rights in respect thereto. None of the Purchased Shares, the Holdings Shares or the Company Shares have been issued or disposed of in violation of any preemptive rights of any Person.

(b) There are no outstanding (i) rights, plans, options, puts, warrants, convertible securities, calls, conversion rights, subscriptions rights, “phantom” equity rights, equity appreciation rights, profit participation rights or any Contracts, agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating the Company, Holdings or Americas to issue, deliver or sell, or cause to be issued, delivered or sold, any equity interests in the Company, Holdings or Americas or any securities exchangeable for or convertible into any equity interest in the Company, Holdings or Americas or to share in the equity, income, revenue or cash flow of the Company, Holdings or Americas, (ii) contractual obligations or rights of a Person to repurchase, redeem or otherwise acquire any equity interests in the Company, Holdings or Americas or otherwise make any payment in respect of any equity interests in the Company, Holdings or Americas, or (iii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the Purchased Shares, the Holdings Shares or the Company Shares or any other restrictions (other than those relating to Financing Liens or normal restrictions on transfer under applicable securities Laws) applicable to the Purchased Shares, the Holdings Shares or the Company Shares pursuant to any Contract to which Seller is a party.

(c) None of the Company, Holdings or Americas has any authorized or outstanding bonds, debentures, notes or other Indebtedness whereby the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of any of the Company, Holdings or Americas on any matter.

(d) None of the Company, Holdings or Americas is obligated by Contract to make any loan or capital contribution to any Person.

(e) Seller has good and valid title to the Purchased Shares free and clear of all Encumbrances (other than (i) restrictions on the transfer of securities arising under applicable securities Laws and (ii) Encumbrances that will be released at or prior to Closing) and upon transfer of the Purchased Shares by Seller at the Closing, Purchaser will receive good title to the Purchased Shares free and clear of all Encumbrances (other than restrictions on the transfer of securities arising under applicable securities Laws).

3.6 Subsidiaries.

(a) Schedule 3.6(a) contains a true and complete list of each Subsidiary of the Company and sets forth (i) the type of legal entity and jurisdiction of organization of such Subsidiary and (ii) the designation, par value (if any) and the number of authorized, issued and outstanding classes of shares or equity interests for such Subsidiary and the percentage of such Subsidiary owned directly and indirectly by the Company. Each Subsidiary of the Company is a legal entity (i) duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) with all requisite power (corporate or otherwise) and authority to own, operate or lease its properties and assets and to carry on its business as it is presently conducted, and (iii) duly licensed or qualified and in good standing as a foreign entity authorized to do business in each jurisdiction in which the nature of its activities and operations or the character of the properties or assets it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect. As of Closing, Americas’ only Subsidiary is Holdings. Holdings’ only Subsidiary is the Company.

(b) The Data Room contains true and complete copies of the Charter Documents of each Subsidiary of the Company.

(c) All of the outstanding shares of capital stock or other equity interests, as applicable, of each Subsidiary of the Company are (i) duly authorized, validly issued, fully paid, non-assessable and, as of the Closing Date, will be free and clear of all Encumbrances (other than restrictions on the transfer of securities arising applicable securities Laws) and (ii) are held directly by Holdings or by one or more wholly owned Subsidiaries of Holdings.

(d) There are no outstanding (i) rights, plans, options, puts, warrants, convertible securities, calls, conversion rights, subscription rights, “phantom” equity rights, equity appreciation rights, profit participation rights or any Contracts, agreements, arrangements or commitments of any character (either firm or conditional) obligating any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of its capital stock, membership interests or any securities exchangeable for or convertible into shares of its capital stock or membership interests, as the case may be, or to share in the equity, income, revenue or chase flow of such Subsidiary, (ii) contractual obligations or rights of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or membership interests from any third party or otherwise make any payment in respect of any such equity interests, or (iii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements with any third party regarding the voting or disposition of the capital stock or membership interests, as the case may be, or any other restrictions (other than those relating to Financing Liens or normal restrictions on transfer under applicable securities Laws) applicable to the shares of capital stock or membership interests of any Subsidiary of the Company pursuant to any agreement or obligation to which Seller or any Genesis Company is a party.

3.7 Financial Information.

(a) Schedule 3.7 sets forth correct and complete copies of the Company’s (i) audited consolidated financial statements as of and for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, comprising the consolidated balance sheets of the Company and the related statements of operations and changes in stockholders’ equity and cash flows for the fiscal years then ended (the “Financial Statements”).

(b) Subject to the assumptions and qualifications set forth therein, the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company at their respective dates and the results of operations and changes in stockholders’ equity of the Company for the periods indicated, and in each case have been prepared from the books and records of the Company in accordance with GAAP applied on a consistent basis throughout or for the periods covered thereby. The accounting controls of the Genesis Companies have been maintained in accordance with sound business practices to provide reasonable assurances that all transactions are executed in accordance with management’s authorization and recorded as necessary to permit the preparation of the Financial Statements in accordance with GAAP and to maintain accountability for the assets of the Genesis Companies. None of the Genesis Companies maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Exchange Act.

(c) No Genesis Company has incurred any Liability, other than (i) Liabilities disclosed on Schedule 3.7(c), (ii) Liabilities disclosed in the Financial Statements, (iii) Liabilities incurred by the Company or its Subsidiaries in the Ordinary Course of Business since the Most Recent Balance Sheet Date or (iv) Liabilities incurred by the Company or its Subsidiaries that are not and would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in the Financial Statements or on the Disclosure Schedules, no Genesis Company is liable upon or with respect to, or obligated in any other way to provide material funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than a Genesis Company).

3.8 Indebtedness. Schedule 3.8 sets forth a correct and complete list of all Indebtedness of the Genesis Companies and, with respect to Indebtedness for borrowed money, if any, sets forth the borrower, the original lender and the current holder (if different), the original principal balance, and the outstanding principal and interest as of the date of this Agreement.

3.9 Absence of Certain Developments. Except as contemplated by this Agreement or set forth on Schedule 3.9, since the Most Recent Balance Sheet Date, (a) the Company has operated in the Ordinary Course of Business, and (b) the Company has not taken or omitted to take any action which, if taken or omitted to be taken after the date hereof, would require the consent of Purchaser pursuant to Section 5.1. Since the Most Recent Balance Sheet Date through the date hereof, there has not been any Material Adverse Effect and no circumstances have occurred, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.10 Taxes.

(a) Except as set forth on Schedule 3.10(a), all Tax Returns required to be filed by or with respect to any Genesis Company have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all respects.

(b) The Genesis Companies have fully and timely paid all Taxes owed by such companies (whether or not shown on any Tax Return), and have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(c) Seller and each Genesis Company have given or otherwise made available to Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods for which the applicable statutory periods of limitations have not expired.

(d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from any Genesis Company for any taxable period and no written request for any such waiver or extension is currently pending.

(e) No audit or other Proceeding by any Governmental Authority is pending or, to the Company’s Knowledge, threatened with respect to any Taxes due from or with respect to any Genesis Company, no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Genesis Company, and no claim has been made in writing by any Governmental Authority in a jurisdiction where no Genesis Company files Tax Returns that any Genesis Company is or may be subject to taxation by that jurisdiction, and all deficiencies for Taxes asserted or assessed in writing against any Genesis Company have been fully and timely paid, settled or properly reflected in the Financial Statements.

(f) There are no Encumbrances for Taxes upon the assets or properties of any Genesis Company, except for statutory Encumbrances for current Taxes not yet due.

(g) No Genesis Company has (A) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax law).

(h) No Genesis Company is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement, (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income Tax returns of which Americas is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or similar provision of state, local or foreign Tax law, as a transferee or successor, by contract, or otherwise.

(i) Each Genesis Company has withheld (or will withhold) from its employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Authority proper and accurate amounts in all respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all respects with all Tax information reporting provisions of all applicable Laws.

(j) No Genesis Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

(k) No Genesis Company will be required to include in a taxable period ending after the Closing Date income that accrued in a taxable period ending on or prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to accelerate the recognition of any deduction from a taxable period ending after the Closing Date to a taxable period ending on or prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax law, or for any other reason.

(l) Any adjustment of Taxes of any Genesis Company made by the IRS or any other Governmental Authority, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported.

(m) No Genesis Company has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and no Genesis Company has received any private letter ruling from the IRS or any comparable written ruling from any other Governmental Authority.

(n) On or prior to the Closing, each Genesis Company will have properly and in a timely manner documented its transfer pricing methodology in compliance with Code Sections 482 and 6662 (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or foreign Tax law.

(o) No Genesis Company has any (i) “excess loss accounts” or any similar amount under a comparable state, local or foreign Tax law or (ii) “deferred gains” with respect to any “deferred intercompany transactions,” or any similar amount under a comparable state, local or foreign Tax law, within the meaning of Treasury Regulation §§ 1.1502-19 and 1.1502-13, respectively, or any comparable state, local or foreign Tax law, and the “unified loss rules” of Treasury Regulation § 1.1502-36(c)-(d) do not apply to reduce any Tax attributes of any Genesis Company.

(p) No Genesis Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q) No Genesis Company has, or has previously had, a permanent establishment or presence in any country other than its country of incorporation or formation that could subject such Genesis Company to Tax in such country.

(r) No Genesis Company is party to any joint venture, partnership, or other arrangement treated as a partnership for U.S. federal income Tax purposes or Mexican federal or state Tax purposes.

(s) No Genesis Company has ever been a “personal holding company” within the meaning of Section 542 of the Code.

(t) Schedule 3.10(t) lists the U.S. federal income tax classification of each Genesis Company.

(u) No Genesis Company has participated in a transaction governed by Section 367(d) of the Code.

3.11 Title to and Sufficiency of Assets; Real Property.

(a) Each Genesis Company has sufficient title to all assets, or a valid leasehold interest in, easement or right to use, all of its properties and assets reflected in the Financial Statements and those acquired since the Most Recent Balance Sheet Date (except properties and assets disposed of in the Ordinary Course of Business since the Most Recent Balance Sheet Date), and none of such properties and assets is subject to any Encumbrances other than Permitted Encumbrances and Financing Liens. The properties and assets of the Genesis Companies that are material to operate the Business as currently conducted by the Genesis Companies are in good operating condition, normal wear and tear excepted. Since November 5, 2012, there has not been any significant interruption of the operations of the Business due to inadequate maintenance of the properties and assets of the Genesis Companies. The properties and assets of the Genesis Companies is sufficient for Purchaser to carry on the Business from and after the Closing Date in the same manner as presently carried on by the Genesis Companies.

(b) The Company does not own any real property. Schedule 3.11(b) sets forth a true, correct and complete list of all leases, subleases, licenses or other occupancy agreements under which the Company leases or otherwise occupies real property (each, as the same has been amended, a “Real Property Lease”) and the address of the real property subject to each Real Property Lease (each, a “Leased Real Property”). Prior to the date hereof, Purchaser either has been supplied with, or has been given access to, a true, correct and complete copy of each Real Property Lease, including all amendments, extensions, renewals, guaranties relating to each Real Property Lease, and each Real Property Lease constitutes the entire agreement between the Company, on the one hand, and each landlord, subtenant or sublandlord, on the other hand, with respect to the Leased Real Property. Assuming good title in the respective landlords, subtenants or sublandlords, each Real Property Lease is a valid and binding obligation of the Company, is in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and neither the Company, nor to the Company’s Knowledge, any counterparty to any Real Property Lease is in material breach, violation or default under any Real Property Lease in any material respect and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by the Company or, to the Company’s Knowledge, any counterparty thereto. The Company has a valid leasehold interest in and to the Leased Real Property free and clear of Encumbrances other than Permitted Encumbrances.

(c) The Company is not a sublessor or grantor under any sublease or other Contract granting to any other Person the right to possess, lease or occupy the Leased Real Property.

(d) To the Company’s Knowledge, there is no pending or threatened, (i) appropriation, condemnation or like action materially affecting the Leased Real Property or (ii) sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation.

(e) All of the land, buildings, structures and other improvements leased, licensed or otherwise used or occupied by the Company in the conduct of the Business are included in the Leased Real Property.

3.12 Litigation.

(a) Except as set forth on Schedule 3.12(a), there is no Proceeding pending or, to the Company’s Knowledge, threatened against any Genesis Company, which if determined adversely to such Genesis Company would reasonably be expected to materially adversely affect the operations of the Business as currently conducted, or would make illegal, materially restrict or delay, prevent or prohibit the consummation of the Contemplated Transactions.

(b) Except as set forth on Schedule 3.12(b), there is no Order outstanding against any Genesis Company that would reasonably be expected to materially adversely affect operations of the Business as currently conducted, or would make illegal, materially restrict or delay, prevent or prohibit the consummation of the Contemplated Transactions.

3.13 Compliance.

(a) No Genesis Company is or has been in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any Permit which it holds, except in each case for defaults or violations which, individually or in the aggregate, have not had and would not reasonably be expected to be material to any Genesis Company.

(b) Each Genesis Company (i) is and (ii) during the Pre-Ownership Period, to the Company’s Knowledge, was, and (iii) since November 5, 2012, has been in compliance with all applicable Laws and Orders except in the case where such noncompliance would not, individually or in the aggregate, be reasonably expected to be material to the Genesis Companies.

(c) To the Company’s Knowledge, there is no investigation pending or threatened in writing against any Genesis Company involving a violation of any applicable Law or Order. During the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, except as set forth on Schedule 3.13(c), no Genesis Company received written notice from any Governmental Authority that any Genesis Company is not in compliance with any applicable Law or Order.

3.14 Permits. Each Genesis Company holds all Permits necessary to own its properties and assets and carry on the Business as it is presently conducted (the “Company Permits”), except for such Permits the absence of which has not had and would not reasonably be expected to be material to any Genesis Company. All of the Company Permits are in full force and effect in all material respects, and each of the Company and its Subsidiaries, as applicable, is in material compliance with each of the Company Permits except, in any case, any noncompliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to any Genesis Company. Schedule 3.14 contains a true, correct and complete list of all of the Company Permits.

3.15 Intellectual Property.

(a) Except as set forth in Schedule 3.15(a), all of the Company Intellectual Property is either exclusively owned by one or more of the Genesis Companies free and clear of any Encumbrances (the “Owned Intellectual Property”) or is used by one or more of the Genesis Companies pursuant to a valid written Contract or other right (the “Licensed Intellectual Property”). The Genesis Companies have taken all commercially reasonable actions to maintain and protect each item of Owned Intellectual Property and the confidentiality of confidential information of the Genesis Companies.

(b) Schedule 3.15(b) sets forth, as of the date of this Agreement, a true and complete list of (i) all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations and registered copyrights and applications therefor of each Genesis Company (collectively, “Registered IP”) and (ii) material unregistered Owned Intellectual Property to the extent reasonably susceptible to being scheduled and reasonably necessary to the operation of the Business. Except as set forth in Schedule 3.15(b), all of the registrations, issuances and applications of Registered IP set forth on Schedule 3.15(b) are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees, costs and expenses in respect thereof, and all filings related thereto, have been duly made. Upon the Closing and except as set forth in Schedule 3.15(a), the Genesis Companies will continue to have the right to use all Company Intellectual Property on substantially the same terms and conditions as the Genesis Companies enjoyed immediately prior to the Closing.

(c) Except as set forth in Schedule 3.15(c) and as would not, individually or in the aggregate, reasonably be expected to be material to any Genesis Company, no claims have been asserted by any current or past employee, officer or consultant or any other Person who developed any Owned Intellectual Property for any Genesis Company.

(d) The Genesis Companies exercise commercially reasonable care in connection with the use of Public Software, maintain commercially reasonable policies and procedures with respect to the use of Public Software in the Genesis Companies’ gaming services and gaming products, and except as set forth in Schedule 3.15(d) or as would not, individually or in the aggregate, reasonably be expected to be material to any Genesis Company, the Genesis Companies are in compliance with such policies and procedures and any agreement applicable to all such use of Public Software. Except as set forth in Schedule 3.15(d), the Genesis Companies have not disclosed or distributed any material proprietary source code of the Genesis Companies to any third party and are not required to disclose or distribute any material proprietary source code of the Genesis Companies to any third party by the terms of any applicable agreement.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to any Genesis Company and except as set forth in Schedule 3.15(e), the Genesis Companies have access to source code for each material version of Software used or incorporated in the Genesis Companies’ gaming services and gaming products, as well as all notes, documentation and know-how related thereto, to the extent required for use, distribution, development, enhancement, maintenance, support, debugging, repair, revision, modification, enhancement, compiling, support and use of such gaming services and gaming products.

(f) Each of the Genesis Companies has taken commercially reasonable actions to maintain and protect the confidentiality, integrity and security of its Software, databases, computer services and systems and all information contained therein or transmitted thereby from unauthorized use, access, interruption or modification. To the Company’s Knowledge, (i) all Software, computer services, systems and other information technology assets of the Genesis Companies that are material to the Business each perform in material conformance with its documentation and do not contain any viruses, malicious code or other faults that present a substantial risk that a Person would obtain unauthorized access thereto, (ii) except as set forth in Schedule 3.15(f), there have been no failures of computer services or other information technology assets that resulted in a material disruption to the Business of the Genesis Companies or its or their customers, and (iii) except as set forth in Schedule 3.15(f), there have been no material security breaches relating to, violations of any security policy regarding or any material unauthorized access of any data, personal information, computer services or other information technology assets used in the Business.

(g) Each of the Genesis Companies maintains and is in compliance with commercially reasonable policies and procedures regarding data privacy, data security and disaster recovery. Except as set forth in Schedule 3.15(g), the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions do not violate the policies of the Genesis Companies regarding the collection and use of personal information, and, upon the Closing and except as set forth in Schedule 3.15(g) to the Company’s Knowledge the Genesis Companies will continue to have the right to use personal information collected or obtained by the Genesis Companies on substantially the same terms and conditions as the Genesis Companies enjoyed immediately prior to the Closing.

(h) Except as set forth in Schedule 3.15(h), to the Company’s Knowledge the conduct of the Business does not infringe, misappropriate or otherwise violate any Intellectual Property or other proprietary rights of any other Person. Except as set forth in Schedule 3.15(h), there is no Order outstanding or Proceeding pending or, to the Company’s Knowledge, threatened alleging any such infringement or violation or challenging the rights of the Genesis Companies in or to any Owned Intellectual Property and, to the Company’s Knowledge, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Proceeding or Order. Except as set forth in Schedule 3.15(h), to the Company’s Knowledge no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property or any rights of the Genesis Companies in any Licensed Intellectual Property.

3.16 Environmental Matters. Except as set forth on Schedule 3.16 or as would not reasonably be expected to be, individually or in the aggregate, material to the Genesis Companies, (i) no notice, notification, demand, request for information, citation, summons or order has been received by any Genesis Company, no complaint has been filed against any Genesis Company, no penalty has been assessed against any Genesis Company and no claim or Proceeding is pending or, to the Company’s Knowledge, threatened by any Governmental Authority or other Person relating to any Genesis Company and relating to or arising out of any Environmental Law or the presence of or exposure to Hazardous Substances; (ii) the Genesis Companies are and have been in material compliance with all Environmental Laws and all Permits relating to Environmental Laws; (iii) the Genesis Companies are not conducting or paying for any response or corrective action under any Environmental Law; (iv) no Genesis

Company is a party to any Order that imposes any obligations under any Environmental Law; (v) there are no Hazardous Substances at the Leased Real Property that are in a condition or concentration reasonably likely to result in a material Liability to any of the Genesis Companies and (vi) to the Company’s Knowledge, no wastes generated by the Company have been disposed at a site that is subject to investigation or remediation pursuant to Environmental Laws.

3.17 Material Contracts. Schedule 3.17 sets forth a complete list of all Material Contracts. “Material Contracts” means any Contract to which a Genesis Company is a party and which falls within any of the following categories:

(i) any Contract that pursuant to its terms requires, or is currently reasonably expected to require, payments to a Genesis Company in excess of $100,000 in the aggregate in the calendar year ended December 31, 2015;

(ii) any Contract that pursuant to its terms requires, or is currently reasonably expected to require, payments from a Genesis Company in excess of $100,000 in the aggregate in the calendar year ended December 31, 2015;

(iii) any Contract relating to the title to, or ownership, lease, use, sale, exchange or transfer of, any leasehold or other interest in any real property other than the Leased Real Property set forth on Schedule 3.11(b), or a lease of personal property that requires annual rental payments in excess of $100,000 individually or in the aggregate;

(iv) any Contract under which any Genesis Company would become obligated to incur any change-in-control pay or similar compensation obligations to its employees by reason of this Agreement or the consummation of the Contemplated Transactions;

(v) any stock option, stock purchase or stock appreciation plan involving capital stock of the Genesis Companies;

(vi) any Contract under which any Genesis Company has advanced or loaned an amount in excess of $100,000, individually or in the aggregate, to any Person (other than to another Genesis Company or trade credit in the Ordinary Course of Business);

(vii) any joint venture, partnership, strategic alliance, fund management or any similar Contract involving the sharing of profits or losses with any Person (other than a Genesis Company);

(viii) any employment, severance, retention, non-competition or separation Contract with any current or former director, officer, employee or consultant of any Genesis Company that involves annual compensation in excess of $100,000, other than at-will employment agreements terminable without severance or any other penalty or cost to the Genesis Companies on less than sixty (60) days’ notice;

(ix) any Contract with another Person which purports to give any Person a right of first offer or refusal with respect to the capital stock of any Genesis Company;

(x) any Contract with another Person that (A) purports to limit or restrict the ability of the Genesis Companies to compete in any market or line of business or with another Person in any geographic area, (B) establishes an obligation on the Genesis Companies to exclusively purchase goods or services from any Person or (C) grants to any Person “most favored nations” terms;

(xi) any Contract that materially limits (or purports to materially limit) the ability of any Genesis Company to solicit for employment or hiring any Person, in any geographic area or during any period of time;

(xii) any Contract with another Person that contains a “clawback” or similar undertaking requiring the contribution, reimbursement or refund by any Genesis Company of any prior distribution or return of capital paid to any such Person;

(xiii) any Contract for the sale, transfer or disposition of any of the assets, capital stock or businesses of any Genesis Company (other than, in the case of sales, transfers or dispositions of assets, in the Ordinary Course of Business) or for the grant to any Person of any preferential rights to purchase any of the assets, capital stock or businesses of any Genesis Company, in each case under which there are outstanding obligations;

(xiv) any Contract relating to the acquisition by any Genesis Company of any business during the past three (3) years and under which there are continuing obligations;

(xv) any Contract with any labor union or association relating to any current or former employee of any Genesis Company under which there are continuing obligations;

(xvi) any agency, dealer, sales representative, distribution, marketing or other similar Contract providing for non-contingent payments of more than $100,000 annually; or

(xvii) any Contract with any Governmental Authority (which, for purposes of this Section 3.17(xvii) only shall not include any Contract with any tribal authority);

(xviii) any Contract for capital expenditures involving payments of more than $100,000 individually or in the aggregate, in each case under which there are outstanding obligations;

(xix) any Contract entered into in the past three years involving any resolution or settlement of any actual or threatened Proceeding with a value of greater than $100,000 and which imposes continuing obligations on any Genesis Company; or

(xx) any Contract under which any Genesis Company has continuing material indemnification obligations to any Person, other than those entered into in the Ordinary Course of Business.

Contained in the Data Room are complete and correct copies of each Material Contract, including amendments thereof and exhibits, annexes and schedules thereto. Each Material Contract is a valid and binding agreement of a Genesis Company and is in full force and effect and is enforceable against such Genesis Company and, to the Company’s Knowledge, the other parties thereto in accordance with its respective terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws affecting creditors’ rights and by remedies generally and general principles of equity (regardless of whether enforcement is sought in a Proceeding at law or in equity). No Genesis Company nor, to the Company’s Knowledge, any other party thereto is in material violation or breach of or material default under any Material Contract.

3.18 Employee Benefit Matters.

(a) Schedule 3.18(a) sets forth a true and complete list of each Employee Benefit Plan. To the Company’s Knowledge, none of the Employee Benefit Plans has undergone within the last six years or is undergoing an audit or investigation (nor has notice been received of a potential audit or examination) by either the IRS, the United States Department of Labor or any other Governmental Authority.

(b) With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been made available to Purchaser in the Data Room: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) the three most recent annual reports on Form 5500 (including schedules and attachments), financial statements and actuarial reports for the past three years, if applicable; and (iv) the most recent IRS determination letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code and (v) for the last three years, all correspondence with the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, SEC or any other Governmental Authority regarding the operation or the administration of any Employee Benefit Plan, other than correspondence relating to matters in the ordinary course of business.

(c) Except as set forth on Schedule 3.18(c), with respect to each Employee Benefit Plan: (i) each has been administered in all material respects in compliance with its terms and with all applicable Laws, including, but not limited to, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending, or to the Company’s Knowledge threatened; (iii) all premiums, contributions, or other payments required to have been made by the Genesis Companies (or, with respect to Employee Benefit Plans maintained and sponsored by the Genesis Companies, any of their ERISA Affiliates) by Law or under the terms of any Employee Benefit Plan or any contract or agreement relating thereto as of the Closing Date have been made or properly accrued in accordance with GAAP; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d) With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, (i) the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which the applicable Genesis Company is entitled to rely under IRS pronouncements, (ii) any related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) no such determination letter, opinion letter or advisory letter has been revoked nor has revocation been threatened and, to the Company’s Knowledge, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e) No Genesis Company or any ERISA Affiliate of a Genesis Company or any predecessor thereof maintains, sponsors or contributes to, or has within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA. No Genesis Company or any ERISA Affiliate of a Genesis Company or any predecessor thereof has within the past six years been obligated to contribute to or had any Liability (including current or potential withdrawal Liability) with respect to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or any “multiple employer plan” within the meaning of the Code or ERISA and none of the Employee Benefit Plans are multiemployer plans or multiple employer plans. No Genesis Company, Employee Benefit Plan or, to the Company’s Knowledge, any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which has resulted or could reasonably be expected to result in any Liability to any Genesis Company.

(f) Except as specified on Schedule 3.18(f), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) entitle any current or former employee, consultant, officer or director of any Genesis Company to severance pay, (ii) result in any material payment from any Genesis Company or their Affiliates becoming due, or increase the amount of any compensation due, to any current or former employee, officer, director or consultant of any Genesis Company, (iii) increase any benefits otherwise payable under any Employee Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits from any Genesis Company or their Affiliates to any current or former employee, officer, director or consultant of any Genesis Company, (v) result in any forgiveness of indebtedness, trigger any funding obligation under any Employee Benefit Plan or impose any restrictions or limitations on any Genesis Company’s right to administer, amend or terminate any Employee Benefit Plan, or (vi) result in any payment or deemed payment (whether in cash, property, the vesting of property or otherwise) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute a “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from any Genesis Company or their Affiliates as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(g) Except as set forth on Schedule 3.18(g), no Employee Benefit Plan provides health, medical, or death benefits to current or former employees of the Genesis Companies beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or as required to avoid the excise Tax under Section 4980B of the Code, or coverage mandated by any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(h) Each Employee Benefit Plan subject to Section 409A of the Code is in compliance in all material respects in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder. No payment pursuant to any Employee Benefit Plan or other arrangement with any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option or other equity award, would subject any person to Tax pursuant to Section 409A of the Code.

(i) The Genesis Companies in Mexico have and maintain those employee benefit, welfare and retirement plans required by applicable Mexican Law and any other applicable Law (each a “Mexican Plan” and collectively, the “Mexican Plans”) and, except as set forth on Schedule 3.18(i), the Genesis Companies have no other plans, contracts, programs and arrangements, whether written or, to the knowledge of the Genesis Companies, verbal, including, but not limited to, pension and welfare benefits, deferred compensation, supplemental retirement, severance pay, salary continuation, stock purchase, stock option, and other employee benefit plans, programs, policies or arrangements, whether or not funded, maintained by the Genesis Companies in Mexico and providing benefits to any employee or former employee (or dependents of an employee or former employee) of the Genesis Companies in Mexico and pursuant to which any Genesis Company has obligations or liabilities, contingent or otherwise (other than current wage or salary payments). Seller and each Genesis Company have complied in all material respects with the applicable provisions of all Mexican Plans.

(j) Each of the Mexican Plans has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Laws and has been maintained in good standing with applicable regulatory authorities.

(k) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such Employee Benefit Plan and/or Mexican Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Benefit Plan and/or Mexican Plan or accrued in accordance with the past custom and practice of the Genesis Companies. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan and/or Mexican Plan.

3.19 Labor Relations (Employment Matters).

(a) There has not been within the past three years nor is there actually pending any labor strike, dispute, slowdown, stoppage or lockout against or affecting any Genesis Company or the Business nor, to the Company’s Knowledge, has any such activity been threatened. Except as set forth on Schedule 3.19(a), no Genesis Company is a party to any collective bargaining agreements or similar labor agreements with any labor union, labor organization or works counsel, and copies of all such agreements have been made available to Purchaser in the Data Room. To the Company’s Knowledge, no union organizing efforts have been conducted in the past three years or are now being conducted. No labor union, labor organization or works council has in the past three years made a written demand for recognition or certification and there are no representation or certification Proceedings or petitions seeking a representation Proceeding pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other Governmental Authority.

(b) The Genesis Companies are, and have at all times been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, collective bargaining, plant closings, unemployment, employee leave, worker classification, worker’s compensation, labor, wages, hours of work, social security and occupational safety and health, and are not, and have not since November 5, 2012 been, engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law. Except as set forth on Schedule 3.19(b), no Genesis Company has received any written notice that any Governmental Authority responsible for the enforcement of labor or employment Laws intends to conduct an investigation or audit with respect to or relating to such Genesis Company nor has there been any such investigation or audit within the past three years and, to the Company’s Knowledge, no such investigation is in progress. No Genesis Company is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of Business consistent with past practice), agents, distributors or independent contractors.

(c) Within the last six months, no Genesis Company has effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of any Genesis Company or has incurred any Liability or obligation under any state or local Law similar to WARN.

(d) As of the date hereof, to the Company’s Knowledge, no officer or key employee of any Genesis Company has given written notice to any Genesis Company or Seller that such Person intends to terminate his or her employment with the Genesis Companies either prior to or after the Closing. To the Company’s Knowledge, no current or former director, officer, employee or consultant of any Genesis Company is in violation in any material respect of any term of any employment contract, non-disclosure agreement or noncompetition agreement with any Genesis Company.

(e) No Genesis Company has any material Liability with respect to the misclassification of any Person as a partner, independent contractor, intern or temporary employee rather than as an employee, or as an “exempt” employee rather than a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938, as amended), or with respect to any employee leased from another employer.

(f) The consummation of the Contemplated Transactions shall not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees or other service providers of the Genesis Companies.

(g) Contained in folder 19 of the Data Room is a complete and accurate list, as of the date of this Agreement, of all employees by name, title, salary, bonus, commissions, incentive compensation (including incentive equity awards), date of hire and seniority or service credit, if different, classification as exempt or non-exempt, and status (i.e., whether active or on leave of absence, and if on leave, the type of leave, such as disability, family, medical or military leave).

3.20 Related Party Transactions. Except as set forth on Schedule 3.20 (the transactions or arrangements set forth on Schedule 3.20, collectively, “Related Party Transactions”), none of the Genesis Companies is a party to any Contract with any Related Party, or in which (to the Company’s Knowledge) any Related Party has a material interest, and which will not be terminated on or prior to the Closing Date.

3.21 Accounts Receivable. All of the Accounts Receivable reflected on the Most Recent Balance Sheet have been calculated in accordance with GAAP and have arisen from bona fide transactions entered into by the Genesis Companies in the Ordinary Course of Business. Since the Most Recent Balance Sheet Date, the Accounts Receivable have arisen in the Ordinary Course of Business. Since the Most Recent Balance Sheet Date, the Genesis Companies have not canceled, or agreed to cancel, in whole or in part, any Accounts Receivable except in the Ordinary Course of Business.

3.22 Insurance. Schedule 3.22 sets forth a true, correct and complete list of all policies of insurance maintained with respect to the Business and assets of the Genesis Companies. Except as would not reasonably be expected to be material to the Genesis Companies, all insurance policies with respect to the Business and assets of the Genesis Companies are in full force and effect. With respect to such insurance policies: (a) all premiums due and payable have been paid or will be paid prior to Closing, and (b) no written notice of cancellation or termination (or other written notice that the insurer plans to materially alter the coverage under such policy or materially increase the premium on such policy) has been received by the Company. The Company and its Subsidiaries are in compliance in all material respects with the terms and provisions of such policies. There is no material claim by any Genesis Company pending under any of such insurance policy as to which coverage has been denied by the underwriters of such policies. The Company has made available to Purchaser true, correct and complete loss-runs for the last three years in respect of the Genesis Companies.

3.23 Gaming Machines. Schedule 3.23(a) contains a true, correct and complete list of all Installed Base Gaming Machines as of the date of this Agreement, and Schedule 3.23(b) contains a true, correct and complete list of all Covered Machines, in each case indicating for each Installed Base Gaming Machine and Covered Machine, as applicable, as of the date hereof, (i) the respective customer, (ii) location and (iii) whether such machine is in Operation.

3.24 Suppliers and Customers.

(a) Schedule 3.24(a) sets forth a list of the names of the ten (10) largest customers of the Genesis Companies as measured by aggregate revenues with respect to such customers for the fiscal year ended December 31, 2014. As of the date of this Agreement, no customer listed on Schedule 3.24(a) has terminated, or notified any Genesis Company in writing of any intention to terminate, its relationship with such Genesis Company or materially alter its relationship with any Genesis Company.

(b) Schedule 3.24(b) sets forth a list of the names of the ten (10) largest suppliers of the Genesis Companies as measured by aggregate dollar value of purchases by the Genesis Companies with respect to such suppliers for the fiscal year ended December 31, 2014. As of the date of this Agreement, no supplier listed on Schedule 3.24(b) has terminated, or notified any Genesis Company in writing of any intention to terminate, its relationship with such Genesis Company or materially alter its relationship with any Genesis Company.

3.25 Certain Conduct; Sanctions.

(a) During the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, none of the Genesis Companies or their respective Affiliates, nor any director, officer, employee, agent, or other Person acting on behalf or for the benefit of, any such Person, (i) has in violation of applicable Law (w) made, offered or promised to make, or authorized the making of, any unlawful payment or provision of any thing of value or advantage to any Person or (x) given, offered or promised to give, or authorized the giving of, any unlawful gift, benefit, political or charitable contribution or other thing of value or improper advantage to any Person; (y) requested or received any unlawful payment, gift, benefit, political or charitable contribution or other unlawful thing of value or advantage or (z) violated any Anti-Corruption Laws, including the FCPA or Mexican Federal Anticorruption Law (Ley Federal Anticorrupción en Contrataciones Públicas); (ii) has been investigated by a Governmental Authority with respect to conduct described in clause (i) above; (ii) is considered a “foreign official” within the meaning of the FCPA; (iii) has violated any Anti-Money Laundering Laws; (iv) has violated any Export Control Laws; or (v) has exported any items classified under the EAR as anything other than EAR99. For the avoidance of doubt, any reference to “thing of value” in this Section includes employment, meals, entertainment, travel and lodging.

(b) The books, records, and accounts of the Genesis Companies accurately and fairly reflect the transactions and the dispositions of assets of each of those Persons during the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012 in reasonable detail, and each Genesis Company (other than Holdings and Americas) maintains systems of internal accounting controls sufficient to provide reasonable assurances that (i) access to assets is permitted only in accordance with management’s general or specific authorization; and (ii) (A) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (B) during the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, the Company has otherwise complied with the recordkeeping requirements pursuant to all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws, and Sanctions Laws.

(c) Each Genesis Company has instituted, and maintains in effect, policies and procedures in relation to business conduct and ethics reasonably designed to try and prevent and detect any conduct of business of each Genesis Company that would violate Sanctions Laws or Anti-Corruption Laws and, during the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, there has not been any material breach of such policies or procedures.

(d) Without limiting the generality of the foregoing, each Genesis Company, and, to the Company’s Knowledge, each of their respective officers, employees, consultants, agents and representatives, acting in their capacity as such, is in compliance with all applicable Laws relating to any lobbying activities conducted on behalf of such Genesis Company, if any, and campaign contributions made on behalf of such Genesis Company, if any.

(e) During the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, none of the assets of the Genesis Companies is or was the instrument, subject matter or product of any Qualified Crime, or has been used to hide assets that are the subject matter of a Qualified Crime.

(f) No Genesis Company (or any its Subsidiaries or Affiliates) nor, to the Company’s Knowledge, any director, officer, employee, or agent of any Genesis Company (or of any its Subsidiaries or Affiliates) is an individual or entity that is a Person that is, or is acting under the direction of, on behalf of or for the benefit of a Person that is, or is owned or controlled by a Person that is (i) a Prohibited Party, (ii) the target of any Sanctions Laws, or identified on any Sanctions Lists, or (iii) located, organized or a resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Cuba, Iran, North Korea, Sudan and Syria (collectively, the “Sanctioned Countries”).

(g) No Genesis Company (or any of its Subsidiaries or Affiliates) does business with or sponsors or provides direct assistance or support to, the government of, or any other Person located in, any country, or with any other Person, which, to the Company’s Knowledge, is targeted by any of the Sanctions Laws, including the Sanctioned Countries.

(h) For purposes of this Section 3.25 only, “Affiliates” means only those Affiliates that act (and only to the extent they so act) on behalf of or for the benefit of the properties, assets or business of the Company or any of its Subsidiaries.

(i) During the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, none of the Company nor any of its Subsidiaries or Affiliates has engaged in, or is now engaged in, any prohibited dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was, or whose government is or was the subject of Sanctions Laws.

3.26 Compliance with Gaming Laws.

(a) Except as set forth on Schedule 3.26, (i) during the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, there have been no adversarial proceedings to revoke, rescind or suspend the Gaming Approvals of any of the Genesis Companies or any of the Genesis Companies’ shareholders, directors, officers, key executives or Persons performing management functions similar to an officer of any Genesis Company, (ii) no Genesis Company, or any shareholder, director, officer or key executive of any Genesis Company has received any written claim, correspondence, demand, notice, complaint or Order from any Governmental Authority since December 31, 2011 under or with respect to any violation of any Gaming Laws, other than as would not reasonably be expected, individually or in the aggregate, to (x) have a Material Adverse Effect or (y) materially impair or materially delay the consummation of the Contemplated Transactions, and (iii) (x) to the Company’s Knowledge, no Gaming Authority is investigating any Genesis Company, or any of the Genesis Companies’ owners, directors, officers, key executives or Persons performing management functions similar to an officer of any Genesis Company, other than in connection with ordinary course, routine or periodic investigations (including in connection with any gaming application), (y) during the Pre-Ownership Period, to the Company’s Knowledge, and since November 5, 2012, no Gaming Authority has concluded that any Genesis Company, or any of the Genesis Companies’ shareholders, directors, officers, key executives or Persons performing management functions similar to an officer of any Genesis Company, has violated, breached or is otherwise not in material compliance with any applicable Gaming Law.

(b) Since November 5, 2012, neither the Seller nor any of the Genesis Companies (including any of their respective officers, directors, managers, equity-owners or employees) has been notified or informed in writing by any Governmental Authority that any of the Genesis Companies or any of their respective officers or directors has any relationship, business or non-business, direct or indirect, with any Person which a Gaming Authority has found to be unsuitable to hold a gaming Permit.

3.27 Brokers. Except for Macquarie Capital (USA) Inc. and Deutsche Bank Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or the Company.

3.28 2012 Merger Agreement. No Genesis Company has, directly or indirectly, any present or future obligation or Liability pursuant to, under or related to that certain Agreement and Plan of Merger, dated as of September 25, 2012 (the “2012 Merger Agreement”), pursuant to which Seller or one or more of its Affiliates acquired the Company Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Organization. Purchaser is a limited liability company (i) duly organized, validly existing and in good standing under the laws of Delaware (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted, (iii) duly qualified and in good standing as a foreign limited liability company authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary.

4.2 Authority; Binding Nature. Purchaser has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery by Purchaser of this Agreement has been duly authorized by all necessary action on the part of Purchaser and no other proceedings

(corporate or otherwise) on the part of Purchaser or its board of managers or members are necessary to authorize this Agreement or the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by Purchaser and constitutes and, when executed and delivered by Purchaser, will constitute (in each case assuming due authorization, execution and delivery by Seller) legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or other Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a Proceeding at law or in equity.

4.3 No Conflict. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Contemplated Transactions do not (a) assuming receipt of the Required Gaming Approvals, conflict with or violate any Law applicable to Purchaser, (b) conflict with, or result in a breach of or default under, any terms or conditions of Purchaser’s Charter Documents, (c) result in a breach or violation of, or a default under, or give rise to a right for any third-party to terminate or any prepayment penalty under any Contract to which Purchaser is a party or by which it or its assets are bound, or (d) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contract to which Purchaser is a party or by which it or its assets are bound.

4.4 Consents and Approvals. Except for the Required Gaming Approvals and as required by the HSR Act, no consent, approval, authorization or other action by, or filing with or notification to, any Person or any Governmental Authority on the part of Purchaser is required in connection with the execution, delivery and performance by Seller of this Agreement or the consummation of the Contemplated Transactions.

4.5 Ability to Obtain Licenses. Neither Purchaser nor any of its current Representatives, Affiliates, key executives, partners, creditors or shareholders (or other equity owner) (collectively the “Purchaser Related Persons”) has ever been denied, or had revoked, a gaming license or related finding of suitability by a Governmental Authority, which in each such case resulted in an uncured failure of a particular gaming license to be granted. Purchaser and each of the Purchaser Related Persons are in good standing in each of the jurisdictions in which Purchaser or any Purchaser Related Person owns or operates gaming facilities. There are no facts, which if known to any Governmental Authority would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license currently held or other Gaming Approval, or (b) result in a negative outcome to any finding of suitability Proceedings currently pending, or under the suitability Proceedings necessary for the consummation of the Contemplated Transactions.

4.6 Litigation.

(a) There is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser, which, if determined adversely, would reasonably be expected to have a Purchaser Material Adverse Effect, or would make illegal, restrict or delay, prevent or prohibit the consummation of the Contemplated Transactions.

(b) There is no Order outstanding against Purchaser or any of its Subsidiaries, or their respective businesses that would reasonably be expected to have a Purchaser Material Adverse Effect, or would make illegal, materially restrict or delay, prevent or prohibit the consummation of the Contemplated Transactions.

4.7 Financing. Purchaser has provided to Seller a true, complete and correct copy of (i) executed and binding commitment letters dated as of the date hereof (in each case, as the same may be amended or replaced in accordance with Section 5.11(a) and including any executed commitment letter or similar agreement for alternate financing, in each case, in accordance with Section 5.11(a), including all exhibits, schedules and annexes thereto, collectively, the “Debt Commitment Letters”), relating to the commitment of the Debt Financing Sources to provide, or cause to be provided, and subject to the terms and conditions thereof, the amount of the debt financing stated therein (collectively, the “Debt Financing”), and (ii) an executed and binding commitment letter dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”) from AP Gaming Holdco, Inc. (the “Equity Investor”), relating to the commitment of the Equity Investor, subject to the terms and conditions thereof, to invest, directly or indirectly, in Purchaser the amount of the cash equity financing stated therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Commitment Letters are valid, binding and enforceable against the applicable Purchaser Entity and, to the knowledge of Purchaser, each of the other parties thereto, in accordance with their respective terms, except as such enforceability may be (1) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (2) subject to general equitable principles (whether considered in a proceeding in equity or at law). None of the Commitment Letters has been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. There are no conditions precedent to the obligations of the Debt Financing Sources or the Equity Investor to provide the Financing, other than as set forth in or contemplated by the Commitment Letters. As of the date of this Agreement, assuming the accuracy of the representations and warranties of Seller in Article III and subject to the satisfaction of the conditions contained in Section 6.1 and Section 6.2 and Seller’s compliance with its obligations under this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the applicable Purchaser Entities, and to the knowledge of Purchaser, any other parties thereto, under the Commitment Letters. Purchaser will provide to Seller any amendments to the Commitment Letters as promptly as possible after execution and delivery thereof. Other than as expressly set forth in the Commitment Letters, there are no agreements, side letters, arrangements or understandings (including any fee letters associated with the Debt Financing) that would, or would reasonably be expected to, (A) impair the enforceability of the Commitment Letters, (B) reduce the aggregate amount of the Financing required to fund the Required Payment Amount, (C) impose new or additional conditions precedent to the Financing, or (D) otherwise adversely expand, amend or modify any of the conditions precedent to the Financing, or otherwise expand, amend or modify any other provision of the Commitment Letters, in the case of clauses (C) and (D), in a manner that would reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Closing. As of the date of this Agreement, assuming the accuracy of the representations and warranties of Seller in Article III and subject to the satisfaction of the conditions contained in Section 6.1 and Section 6.2 and

Seller’s compliance with its obligations under this Agreement, Purchaser does not have any reason to believe that any of the conditions precedent to the Financing set forth in the Commitment Letters will not be satisfied or that the aggregate proceeds from the Financing, together with any available cash of Purchaser or the Genesis Companies, will not constitute all the funds necessary for the satisfaction of all of Purchaser’s obligations under this Agreement and the payment of the Cash Consideration (the “Required Payment Amount”) on the Closing Date (provided, that Purchaser makes no representation regarding the satisfaction of conditions to the extent relating to Seller or the Company). The applicable Purchaser Entity has fully paid or caused to be fully paid all commitment fees or other fees that are required pursuant to the Commitment Letters to be paid prior to the date of this Agreement.

4.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Contemplated Transactions based upon arrangements made by or on behalf of Purchaser or any of its Representatives or their respective directors, officers or employees, for which Seller may become liable.

4.9 Independent Investigation; Purchaser’s Diligence. Purchaser acknowledges that it is familiar with the Genesis Companies and the Business and has had the opportunity, directly or through its Representatives to inspect the Genesis Companies and the Business and conduct a thorough due diligence investigation of the Genesis Companies and the Business. Without limiting the foregoing, Purchaser acknowledges that the Purchase Price has been negotiated based on Purchaser’s express agreement that there would be no representations or warranties except as expressly contained in Article III, as qualified by the Disclosure Schedules, or in any certificates delivered by Seller in connection with the Closing, nor any conditions to Closing other than those set forth in Article VI, and, for the avoidance of doubt, Purchaser acknowledges that it has waived and hereby waives as a condition to the Closing any further due diligence reviews, inspections or examinations with respect to the Genesis Companies or the Business. Notwithstanding anything contained in this Agreement to the contrary, including this Section 4.9, nothing contained in this Agreement shall constitute a limitation on, or a waiver of, Purchaser to any claims for fraud or any remedies in respect thereof.

4.10 No Knowledge of Breach. To Purchaser’s Knowledge, as of the date of this Agreement, (i) there is no breach of, or inaccuracy in, any representation or warranty made by Seller or any Genesis Company under this Agreement, and (ii) there is no breach of any covenant or agreement of Seller or any Genesis Company under this Agreement.

ARTICLE V

COVENANTS

5.1 Conduct of Business by the Genesis Companies.

(a) Seller and the Company covenant and agree that between the date of this Agreement and the Closing Date, except as set forth on Schedule 5.1 or as otherwise expressly contemplated, permitted or required by this Agreement or unless Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall cause each Genesis Company to, and the Company shall and shall cause each Genesis

Company to, (i) maintain its existence in good standing under applicable Law, (ii) subject to the restrictions and exceptions set forth in Section 5.1(b) or elsewhere in this Agreement, conduct the Business in the Ordinary Course of Business and (iii) use commercially reasonable efforts to keep available the services of its current officers and employees and to preserve substantially intact its present business organization and all material business relationships, including material business relationships with customers and suppliers.

(b) Without limiting the foregoing, Seller and the Company covenant and agree that between the date of this Agreement and the Closing Date, without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, Seller shall cause each Genesis Company not to and the Company shall not, and shall cause the Genesis Companies not to, take any of the following actions (with respect to clauses (v), (vi), (xii) and (xiii) below, except to the extent required in connection with the Loan Repayments and Contributions or the Redemption):

(i) amend its Charter Documents;

(ii) adjust, split, combine or reclassify any of its capital stock or other equity interests or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(iii) purchase an equity interest in, or a substantial portion of the assets of, any Person or any division or business thereof, if the aggregate amount of the consideration paid or transferred by such Genesis Company in connection with all such transactions would exceed two hundred thousand dollars ($200,000), merge or consolidate with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Genesis Company and in no event make any purchase of equity or assets, merge or consolidate with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization if such action is reasonably likely to impair the ability of Seller or Purchaser to consummate the Contemplated Transactions;

(iv) issue, deliver or sell (x) any capital stock or equity interests of any Genesis Company (whether by merger, consolidation or otherwise), other than to any other Genesis Company or (y) any options, warrants, rights of conversion or other rights, agreements or commitments obligating any Genesis Company to issue, deliver or sell any capital stock or equity interests of any Genesis Company, other than to any other Genesis Company;

(v) declare, authorize, make, pay or effect any dividends or other distributions payable in Cash with respect to any Genesis Company, other than dividends of unrestricted Cash made prior to the Closing (subject to maintaining Minimum Operating Cash);

(vi) declare, authorize, make, pay or effect any recapitalization, reclassification, stock dividend, stock split or like change of any Genesis Company or other distribution, payable in stock or property (exclusive of cash), with respect to any Genesis Company;

(vii) sell, assign, convey title (in whole or in part), license, lease or otherwise dispose of or grant any right or other licenses to any of its material properties or assets, other than (A) sales or other dispositions of inventory and other assets in the Ordinary Course of Business, (B) sales of obsolete or written off assets or (C) sales or other dispositions of assets utilized in the operations of such Genesis Company the book value of which does not exceed one hundred thousand dollars ($100,000);

(viii) acquire any real property or enter into, modify, amend, waive in any material respect or terminate any Real Property Lease (other than leases of storage space that, in each case, require rental payments of less than $50,000 annually);

(ix) pledge, encumber, incur, create, assume, suffer to exist or otherwise subject to an Encumbrance (other than a Permitted Encumbrance or Financing Lien) any of its properties or assets, including the Purchased Shares;

(x) enter into, amend or modify in any material respect or terminate any Material Contract, in each case other than in the Ordinary Course of Business;

(xi) enter into any new line of business outside of its existing business or engage in the conduct of business, which, in either case, would require the receipt of any additional Gaming Approvals or consents or approvals of a Governmental Authority in connection with the consummation of the Contemplated Transactions;

(xii) issue or sell any debt securities or warrants or other rights to acquire any debt securities or incur, create, assume, suffer to exist or otherwise be liable with respect to any Indebtedness in excess of $100,000 in the aggregate;

(xiii) make any loans or capital contributions to, or investments in, any Person;

(xiv) make or agree to make any capital expenditures or commitments therefor, except for (a) capital expenditures or commitments therefor in connection with building new machines to fulfill customer orders in the Ordinary Course of Business or (b) non-machine capital expenditures or commitments therefor in the Ordinary Course of Business in an aggregate amount not to exceed $3,750,000 per fiscal quarter;

(xv) fail to make or cause to be made (a) capital expenditures in connection with building new machines to fulfill customer orders in the Ordinary Course of Business or (b) non-machine capital expenditures in the Ordinary Course of Business in an amount not less than $3,000,000 in the aggregate in any three-month period;

(xvi) fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) relating to the Business in such amounts substantially as in force as of the date hereof;

(xvii) except for claims and litigation with respect to which an insurer has the right to control the decision to settle, waive, release or assign, settle or compromise any claim, litigation, complaint, investigation or Proceeding of a Governmental Authority, in each case made or pending against such Genesis Company, or any of its officers and directors in their capacities as such, other than the settlement of claims or litigation in the Ordinary Course of

Business and claims which, in any event (x) is for an amount not to exceed two hundred thousand dollars ($200,000) in excess of accruals therefor reflected in the Most Recent Balance Sheet with respect to any such claim or litigation (or series of related claims or litigation) and (y) reasonably would not be expected to prohibit or materially restrict such Genesis Company from operating the Business in substantially the same manner as operated on the date of this Agreement;

(xviii) make any material change to its accounting methods, principles or practices, except as required by GAAP or applicable Law;

(xix) other than as may be required by applicable Law or to satisfy contractual obligations existing as of the date hereof that are listed on Schedule 5.1(b)(xix) or in connection with individual promotions of non-officer employees to non-officer positions in the Ordinary Course of Business consistent with past practice, (i) terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Employee Benefit Plan, (ii) grant any salary, wage or other compensation or benefits increase, other than annual increases in salary or wages for non-officer employees by no more than two percent (2%) in the aggregate in the Ordinary Course of Business consistent with past practice, (iii) grant or pay any bonus, change of control payments, incentive compensation, equity or equity-based incentive compensation or other new compensation award, provided that the Genesis Companies may pay annual cash bonuses in the Ordinary Course of Business consistent with past practice based on actual performance, (iv) pay any severance in excess of what is legally or contractually required, (v) take any action to accelerate the vesting or payment, or fund or secure the payment, of any amounts or awards under any Employee Benefit Plan, or otherwise amend the terms of outstanding compensation awards or change the compensation opportunity under any Employee Benefit Plan, (vi) change any assumptions used to calculate funding or contribution obligations under any Employee Benefit Plan, other than as required by GAAP, (vii) enter into or forgive any loans to directors, officers or employees or other service providers of any Genesis Company, (viii) hire (other than with respect to positions that are open as of the date hereof or to replace individuals who are terminated for cause or who voluntarily retire or resign in the Ordinary Course of Business) any officer, director or employee or consultant, with annual target cash compensation in excess of $100,000 or terminate (other than for cause) any such officer, director or employee or other service providers or (ix) enter into any collective bargaining or labor agreement or negotiate the renewal or extension of such agreement;

(xx) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any material Company Intellectual Property, or enter into any Material Contract, or take any action, with respect to any material Company Intellectual Property outside the Ordinary Course of Business consistent with past practice;

(xxi) enter into, amend or modify in any material respect or terminate any material IP License, in each case other than in the Ordinary Course of Business consistent with past practice;

(xxii) make or change any material Tax election, settle or compromise any material Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return that differs materially from the prior Tax Return or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, change any material Tax practice or procedure, or take any other action which would reasonably be expected to materially impact the Tax liability of the Company or any Subsidiary in a post-closing period;

(xxiii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost; and

(xxiv) agree to take any of the actions described in this Section 5.1(b).

5.2 Approvals and Filings.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 5.2(e), Purchaser and Seller agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to Purchaser and Seller pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including, (x) with respect to each of Purchaser and Seller, (i) obtaining all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver, expiration of applicable waiting period, or exemption from any Governmental Authority (including under the HSR Act and from all applicable Gaming Authorities); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from non-governmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the Contemplated Transactions and to fully carry out the purposes of this Agreement and (y) with respect to Purchaser, (i) proposing, negotiating, committing to and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company and its Subsidiaries or Purchaser and its Subsidiaries (or a combination thereof), and (ii) otherwise taking or committing to take actions that limit the Company’s or its Subsidiaries’ or Purchaser’s or its Subsidiaries’ (or a combination thereof) businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any Order, injunction, temporary restraining order, or other Order in any Proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Contemplated Transactions. Notwithstanding anything set forth in this Agreement, including the foregoing, under no circumstances shall Purchaser or any of its Subsidiaries be required, and Seller and the Company and its Subsidiaries shall not be permitted (without Purchaser’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, involving Purchaser, the Company or their respective Subsidiaries pursuant to this Section 5.2 or otherwise in connection with obtaining the foregoing actions or nonactions, waivers, clearances, permits, consents, approvals, expirations, terminations and authorizations of any third party or Governmental Authority (including under the HSR Act and from all applicable Gaming Authorities), that (x) is not conditioned on the consummation of the Contemplated Transactions or (y) would have or would reasonably be expected to result in a material adverse effect on (i) Purchaser and its Subsidiaries, taken as a whole (before giving effect to the Contemplated Transactions), (ii) the Genesis Companies, or (iii) Purchaser and its Subsidiaries (including the Genesis Companies) after giving effect to the Contemplated Transactions, taken as a whole, but measured for purposes of this clause (iii) on a scale relative to the Genesis Companies before giving effect to the Contemplated Transactions (a “Materially Burdensome Condition”); provided, that, if requested by Purchaser, Seller will cause the Company and its Subsidiaries to take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on the Genesis Companies only in the event the Closing occurs.

(b) Without limiting the foregoing, (i) each of Seller and Purchaser shall use its reasonable best efforts to make an appropriate filing of a complete and correct Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions (the “HSR Filing”) as promptly as practicable and in any event within five (5) Business Days immediately following the date hereof and any other required submissions under the HSR Act which Seller or Purchaser determines should be made, in each case with respect to the Contemplated Transactions, and, subject to Sections 5.2(a) and Section 5.2(e), to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Seller and Purchaser shall cooperate with one another (A) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers, and (B) in keeping the other party reasonably informed, including by providing the other party with a copy of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (“DOJ”) or any other Governmental Authority, except for Item 4(c) and 4(d) documents or as restricted by Antitrust Law, of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Contemplated Transactions. If any party receives any request for additional information from the FTC, the DOJ or any other Governmental Authority with respect to the HSR Filing, then such party shall, as promptly as practicable, respond, completely and correctly, to such request.

(c) In addition to and without limitation of the foregoing, Purchaser shall use its reasonable best efforts to, as promptly as practicable but in any event within thirty (30) calendar days of the date hereof, file, or cause to be filed, with the applicable Gaming Authorities all applications, submissions for suitability review and other appropriate, necessary and requested documentation in connection with all Required Gaming Approvals. Purchaser shall bear its own costs for the preparation of such filings and responding to any inquiries or information requests, if applicable, and Purchaser shall be responsible for the payment of any applicable filing fees. Purchaser and Seller shall reasonably cooperate with each other (A) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such approval or exemption, and (B) in keeping the other party reasonably informed of the status of any communications with, and any inquiries or requests for additional information from, any Gaming Authorities regarding any of the Contemplated Transactions.

(d) No party hereto shall independently participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in respect of any Required Gaming Approval or Antitrust Law matter without, to the extent practicable, giving the other party hereto prior notice of the meeting or discussion and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to a Proceeding under the HSR Act or any Law relating to the Required Gaming Approvals. Notwithstanding the foregoing, Purchaser shall, on behalf of the parties, control and lead all communications and strategy relating to any investigation under the HSR Act and the Required Gaming Approvals.

(e) Notwithstanding anything to the contrary contained herein, including Section 5.2(a), in no event shall Purchaser or any of its Affiliates be required to (x) commence (or threaten to commence) or defend any litigation, arbitration or other similar process; (y) agree to hold separate, divest, license or cause a third party to purchase, any of the assets or businesses of any of Purchaser’s Affiliates (other than Purchaser and its Subsidiaries); or (z) otherwise agree to any restrictions on the businesses of Purchaser’s Affiliates (other than Purchaser and its Subsidiaries) in connection with avoiding the entry of, or effecting the dissolution of, any Order, injunction, temporary restraining order, or other Order in any Proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Contemplated Transactions.

(f) Seller and Purchaser shall split evenly the filing fees required under the HSR Act.

5.3 Access; Confidentiality.

(a) Subject to applicable Gaming Laws, from the date hereof to the Closing Date, Seller shall, and shall cause its Representatives to, (i) afford Purchaser’s Representatives, upon reasonable prior notice, reasonable access during normal business hours to the officers, employees, representatives, agents (including outside accountants), properties, offices and other facilities, books and records of the Genesis Companies and (ii) furnish to Purchaser and its representatives such financial and operating data and other information as such Persons may reasonably request subject, however, to Antitrust Laws. Prior to the Closing, without the prior written consent of Seller, which shall not unreasonably be withheld, conditioned or delayed, Purchaser shall not contact any suppliers to, or customers of, any Genesis Company (except in the event that such supplier or customer is also a customer or supplier of Purchaser and its Affiliates), and Purchaser shall have no right to perform invasive or subsurface investigations of any real property leased by any Genesis Company without the prior written approval of Seller, which may be withheld for any reason. Purchaser and its Representatives shall conduct their investigations pursuant to this provision in such a manner so as not to interfere with the normal operations of the Business, and in a manner so as to minimize any disruption of the Business.

(b) Purchaser acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to

Purchaser pursuant to this Agreement or otherwise in connection with the Contemplated Transactions. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.3(b) shall nonetheless continue in full force and effect.

(c) No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

5.4 Notification. Each of Seller, on the one hand, and Purchaser, on the other, shall promptly (and in any event within three (3) Business Days after becoming aware of any such occurrence) notify the other party in writing (i) if it believes that such party has breached any representation, warranty, covenant or agreement contained in this Agreement that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights and remedies, or the conditions to the obligations of, the parties hereunder, or (ii) of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied.

5.5 Public Announcements. Seller and Purchaser shall consult with each other before issuing any press release (including any initial press release announcing the execution of this Agreement) or otherwise making any public statements with respect to this Agreement or any of the Contemplated Transactions and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Law or Order, or pursuant to the rules of any stock exchange or automated quotation system on which such party’s securities are listed or quoted (after using commercially reasonable efforts to consult with the other party).

5.6 No Control of the Genesis Companies. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Genesis Company prior to the Closing Date. Prior to the Closing Date, each of Seller and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.7 Employee Benefit Matters.

(a) From and after the Closing Date, Purchaser shall cause the Genesis Companies to honor, in accordance with their respective terms, (i) all Employee Benefit Plans set forth, and identified as such, in the Disclosure Schedules (including, without limitation, employment, retirement or severance agreements between any Genesis Company and Persons who are or had been employees of such Genesis Company at or prior to the Closing Date), and (ii) all other agreements or arrangements set forth in the Disclosure Schedules providing for payments by the Genesis Companies to Persons who are or had been employees of the Genesis Companies at or prior to the Closing Date, in each case, subject to Purchaser’s rights under Section 5.7(e)(iii).

(b) Purchaser shall ensure that, as of the Closing Date, each employee of any Genesis Company who continues to be employed by such Genesis Company or is otherwise employed by Purchaser or one of its Subsidiaries after the Closing Date (each such person, a “Continuing Employee”) receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit plan or post-retirement health or life insurance arrangement) for service with a Genesis Company (or predecessor service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Purchaser or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes or may become a participant; provided, however, that no such service recognition shall result in any duplication of benefits. As of the Closing Date, Purchaser shall, or shall cause the relevant Subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued and not yet taken under any applicable Employee Benefit Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by Purchaser or the relevant Subsidiary for the benefit of any Continuing Employees, Purchaser shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Employee Benefit Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Purchaser or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(c) Prior to the Closing, Seller shall take all actions necessary (i) except as set forth on Schedule 5.7(c), to cause all outstanding stock options issued to Employees under the Amaya Gaming Group Inc. Stock Option Plan that are part of the tranche of options vesting in November 2015 (the “Relevant Unvested Options”) to survive Closing (assuming the Closing Date precedes the November 2015 vesting date of such options (the “November 2015 Vesting Date”)) and to become fully vested and exercisable on the November 2015 Vesting Date (and not earlier than such date) and remain exercisable in accordance with their respective terms, in each case as if such Employees were still employed by an Affiliate of Seller, subject to the applicable Employee’s continued employment with the Company and its Subsidiaries through the November 2015 Vesting Date, and (ii) to ensure that any Relevant Unvested Options held by Employees whose employment with the Company and its Subsidiaries is terminated for any reason prior to the November 2015 Vesting Date shall not become vested or exercisable upon or following such termination of employment. For the avoidance of doubt, except as set forth on Schedule 5.7(c) or as provided in the immediately preceding sentence, all other options granted to Employees under the Amaya Gaming Group Inc. Stock Option Plan that are not vested on or prior to the Closing Date shall terminate.

(d) Prior to the Closing Date, Seller shall: (i) effective at Closing, cause the Genesis Companies to terminate all qualified retirement plans with a 401(k) deferral feature, including the Cadillac Jack, Inc. 401(k) Plan (all such plans, the “Company 401(k) Plans”); and

(ii) provide evidence reasonably satisfactory to the Purchaser of such termination no fewer than three Business Days prior to the Closing; and (iii) in connection with such termination, cause all of the account balances of the participants to become fully vested and non-forfeitable; and (iv) cause the Genesis Companies to make all necessary contributions to the Company 401(k) Plans related to services performed prior to such termination. Purchaser shall take all steps reasonably necessary to permit each employee of the Genesis Companies who receives an eligible rollover distribution (as defined in Section 402(c)(4) of the Code), including any rollovers of any outstanding loans from the Company 401(k) Plans, if any, to roll over such eligible rollover distribution as part of any lump sum distribution, to the extent permitted by the Company 401(k) Plans, into an account under a plan maintained by Purchaser that is intended to be qualified under Section 401(a) of the Code.

(e) Nothing contained in this Agreement shall (i) amend, or be deemed to amend, any Employee Benefit Plan, (ii) create any third party beneficiary rights in any Person or otherwise provide any Person not a party to this Agreement with any right, benefit or remedy with regard to any Employee Benefit Plan or a right to enforce any provision of this Agreement, or (iii) limit in any way Purchaser’s ability to amend or terminate any Employee Benefit Plan at any time, subject to applicable Laws.

5.8 No Solicitation of Transaction. Prior to the Closing Date, Seller shall not, and shall cause the Genesis Companies not to, directly or indirectly (i) solicit, initiate, encourage or facilitate any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) approve, endorse or recommend any Acquisition Proposal, (iii) enter into or engage in negotiations or discussions with, or furnish any information to, any third party relating to an Acquisition Proposal; or (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement Seller shall immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal and instruct to be returned or destroyed all nonpublic information provided by or on behalf of the Company or any of its Subsidiaries to such Person; provided, however, that nothing in this Section 5.8 shall preclude Seller or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence. The Company and Seller shall promptly notify Purchaser upon receipt of any proposal, offer or indication of interest from any third party with respect to a potential Acquisition Proposal, which notice shall include the identity of any person or entity making such Acquisition Proposal.

5.9 Non-Competition and Non-Solicitation. For a period of eighteen (18) months following the Closing Date, Seller agrees not to, and to cause each of its Affiliates not to, directly or indirectly, in any manner whatsoever, including, either individually or in association with any other Person, or through beneficial ownership of any equity interests in any Person:

(a) engage or participate in the Business (which, for purposes of this Section 5.9(a), shall not include clause (ii) of such definition); provided, that the foregoing shall not prohibit (i) such engagement or participation in the businesses currently engaged in by the Persons set forth on Schedule 5.9(a), (ii) any investment (other than any investment that results in Seller and its Affiliates, taken as a whole, holding a controlling interest) in the outstanding voting or non-voting equity interests of any Person that are listed on a public securities exchange or (iii) performance of the Game Content License Agreement and the transactions contemplated thereby; or

(b) solicit, influence, entice or encourage, or attempt to solicit, influence, entice or encourage, any employee of a Genesis Company to cease his or her employment with such Genesis Company or otherwise hire, employ, engage or contract any such employee to perform services other than for the benefit of the Genesis Companies; provided, that this Section 5.9(b) does not prohibit (i) general media advertising or solicitations for employment not specifically directed at employees of a Genesis Company or (ii) the hiring, employment, engagement or contracting for any reason of any such employees who respond to such general media advertising or solicitations for employment.

5.10 Release. Effective as of the Closing, Seller hereby unconditionally and irrevocably waives any claims that Seller, solely in its capacity as an equity holder of Americas, has or may have in the future against Americas and releases, on its own behalf and on behalf of its successors and assigns, Americas and its Affiliates, directors and officers and their respective successors and assigns from any and all Proceedings with respect to such claims, it being understood that such release shall not apply to any rights of Seller under any Transaction Document.

5.11 Financing.

(a) Purchaser shall use its commercially reasonable efforts (taking into account the expected timing of the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Financing on the terms and conditions described in the Commitment Letters to the extent necessary to consummate the Contemplated Transactions, including using commercially reasonable efforts to (i) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein or on other terms not materially less favorable, taken as a whole, with respect to the applicable Purchaser Entity as to conditionality than the terms provided in the Commitment Letters and (ii) to satisfy on a timely basis all conditions, and otherwise comply with all terms, applicable to the applicable Purchaser Entity in the Commitment Letters that are within its control (or, if deemed advisable by Purchaser, seek the waiver of conditions applicable to the applicable Purchaser Entity contained in such Commitment Letters). In the event any portion of the Financing necessary to consummate the Contemplated Transactions becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Purchaser shall promptly notify Seller and shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources on terms and conditions not materially less favorable to the applicable Purchaser Entity as those contained in the Debt Commitment Letters as promptly as practicable following the occurrence of such event. Purchaser shall deliver to Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Purchaser with any portion of the Financing and promptly provide Seller with such information it may reasonably request regarding any alternative financing arrangements or plans. Purchaser shall give Seller prompt notice of any material breach by any party to the Commitment Letters of which Purchaser has become aware or any termination of the Commitment Letters. Upon request from Seller, Purchaser shall keep Seller informed on a reasonably current basis of material developments relating to the Financing. Purchaser may agree to or permit any amendment, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Commitment Letters or the definitive agreements relating to the Financing and may obtain financing in substitution of all or a portion of the Financing so long as (x) Purchaser promptly provides Seller with such information as it may reasonably request in connection with any alternative financing arrangements or plans and (y) such amendment, supplement, modification or waiver (i) does not reduce the aggregate amount of the Financing below an amount, together with any available cash of Purchaser or the Genesis Companies, required to pay the Required Payment Amount (including by increasing the amount of fees to be paid or original issue discount as compared to such fees and original issue discount contemplated by the Debt Commitment Letter and related fee letters in effect on the date hereof unless the Debt Financing or the Equity Financing is increased by such amount and/or cash is otherwise available to fund such amount); (ii) does not (A) impose new or additional conditions precedent to the Financing, or (B) otherwise adversely expand, amend or modify any of the conditions precedent to the Financing, in the case of clauses (A) and (B), in a manner that would reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Closing; or (iii) would not materially adversely impact the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or otherwise to timely consummate the Contemplated Transactions. For purposes of this Agreement, references to “Financing” or “Debt Financing,” as applicable, shall include the financing contemplated by the Commitment Letters as permitted to be amended, modified, waived or replaced by this Section 5.11(a), and references to “Debt Commitment Letters” shall include such documents as permitted to be amended, modified, waived or replaced by this Section 5.11(a).

Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.11 shall require, and in no event shall the commercially reasonable efforts of Purchaser be deemed or construed to require, Purchaser or any Affiliate thereof to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter, or (ii) pay any fees materially in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters.

(b) Prior to the Closing, or as expressly provided in clause (iv) below, after the Closing, Seller shall use commercially reasonable efforts to, and shall cause Seller’s and the Company’s respective Representatives to, provide to Purchaser (which for all purposes of clauses (i) – (xi) of this Section 5.11(b) shall also be deemed to include each applicable Purchaser Entity) such cooperation as is reasonably requested by Purchaser and the Debt Financing Sources, other than as expressly provided in clause (iv) below, in connection with the Debt Financing (in each case at Purchaser’s sole cost and expense and provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its Subsidiaries), including:

(i) assisting in preparation for and participation in marketing efforts (including a reasonable number of lender meetings and calls), and participating in a reasonable number of meetings, drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions with existing and prospective lenders, investors and ratings agencies and assisting Purchaser in obtaining ratings as contemplated by the Debt Financing;

(ii) assisting Purchaser and the Debt Financing Sources in the preparation of (A) a bank information memorandum, lender presentations and similar marketing documents for any of the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda and reviewing and commenting on Purchaser’s draft of a business description and “Management’s Discussion and Analysis” of the Company’s financial statements to be included in marketing materials contemplated by the Debt Financing; and (B) materials for rating agency presentations;

(iii) as promptly as reasonably practicable (A) furnishing Purchaser and the Debt Financing Sources and their respective Representatives with (x) the Required Financial Information and (y) such pertinent and customary (as compared to other transactions of this size and nature) information, to the extent reasonably available to Seller, the Company or any of their respective Subsidiaries, regarding the Company and its Subsidiaries as may be reasonably requested by Purchaser in order to consummate the Debt Financing and (B) informing Purchaser if Seller, the Company or their Subsidiaries shall have knowledge of any facts that would likely require the restatement of such financial statements for such financial statements to comply with GAAP;

(iv) both before the Closing and, to the extent reasonably necessary to allow Purchaser or any of its Affiliates to comply with SEC requirements or consummate a securities offering after the Closing, Seller shall provide Purchaser and its representatives access to the books and records of the Genesis Companies and provide appropriate representations in connection with the preparation of financial statements and other financial data of the Company and Seller shall request accountants’ consents in connection with the use of the Company’s financial statements in offering documents, prospectuses, Current Reports on Form 8-K and other documents to be filed with the SEC;

(v) using commercially reasonable efforts to assist Purchaser in connection with the preparation of pro forma financial information and financial statements to the extent reasonably required by the Debt Financing Sources to be included in any marketing documents related to the Financing; provided, that neither Seller nor any of its Subsidiaries or Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(vi) using commercially reasonable efforts to provide (x) monthly financial reports consistent with past practice, (y) within forty-five (45) days of the end of each of the first three fiscal quarters of the fiscal year, unaudited consolidated quarterly financial statements of the Company which have been “reviewed” by auditors in accordance with Statements on Auditing Standards 100, and (z) within ninety (90) days of the end of each fiscal year, audited consolidated financial statements of the Company for such fiscal year;

(vii) executing and delivering as of (but not before) the Closing any pledge and security documents, other definitive financing documents, or other certificates, customary (e.g., local counsel) legal opinions or documents as may be reasonably requested by Purchaser and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing Indebtedness to the extent contemplated by this Agreement and the release of related Financing Liens and termination of security interest, including obtaining customary and otherwise mutually acceptable pay-off letters, liens releases and instruments of discharge or releases to be delivered at the Closing);

(viii) assisting Purchaser to obtain waivers, consents, estoppels and approvals from other parties to material licenses, leases, encumbrances and Contracts relating to the Company and to arrange discussions among Purchaser, the providers of the Debt Financing and their respective Representatives with other parties to material licenses, leases, encumbrances and Contracts as of the Closing;

(ix) taking all reasonable actions necessary to (A) permit the Debt Financing Sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations and (B) establish bank and other accounts and blocked account agreements and lock box arrangements to the extent necessary in connection with the Debt Financing;

(x) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser and within the reasonable control of the Genesis Companies that are necessary or customary to permit the consummation of the Debt Financing, and to permit any proceeds thereof to be made available on the Closing Date to consummate the Contemplated Transactions; and

(xi) providing all documentation and other information about the Company and its Subsidiaries, as reasonably requested by the Debt Financing Sources or Purchaser in connection with “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act;

provided, that: notwithstanding anything to the contrary contained in this Agreement, (X) neither Seller nor any of its Affiliates shall be required to (a) pay any commitment or other similar fee prior to the Closing, (b) incur any Liability of any kind (or cause their respective Representatives to incur any Liability of any kind) in connection with the Financing (in the case of the Genesis Companies, prior to the Closing), (c) enter into any agreement or commitment in connection with the Debt Financing that is not conditioned on the occurrence of the Closing and does not terminate without liability to the Company and its Subsidiaries upon failure of the Closing to occur in accordance with this Agreement, or (d) take any action that would (1) cause any representation or warranty in this Agreement to be breached, (2) cause any director, manager, agent, officer or employee of Seller, the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to incur any personal liability or (3) require Seller, the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to provide access to or disclose information that any of them determines would jeopardize any attorney-client privilege and (Y) no director or officer of Seller or any Subsidiary of Seller shall be required to execute any agreement, certificate, document or instrument with respect to the Financing that would be effective prior to the Closing.

Purchaser shall promptly, upon request by Seller, reimburse Seller for all documented out-of-pocket costs or expenses incurred by Seller, any of its Affiliates, Subsidiaries and their respective Representatives in complying with their respective covenants pursuant to Section 5.11(d), Section 5.11(e) and this Section 5.11(b). Further, Purchaser shall indemnify and hold harmless Seller, its Subsidiaries and its and their respective directors, officers and other Representatives from and against any and all Liabilities, losses, damages, claims, costs, expenses interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing or any alternative financing and any information utilized in connection therewith (other than any information provided in writing by or on behalf of Seller or any of its Subsidiaries specifically for use in connection with the Financing), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller or any of its Subsidiaries or their respective Affiliates and Representatives. The foregoing indemnification obligation shall survive Closing and any termination of this Agreement.

(c) Seller hereby consents to the use of the logos of the Company solely in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or Seller’s reputation or goodwill and will comply with Seller’s usage requirements to the extent made available to Purchaser prior to the date on which the Marketing Period commences.

(d) Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to periodically update any Required Financial Information provided to Purchaser and each applicable Purchaser Entity as may be necessary so that such Required Financial Information is (i) Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Financial Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced. For the avoidance of doubt, Purchaser and each applicable Purchaser Entity may, to most effectively consummate the Financing, require the cooperation of Seller and its Subsidiaries under this Section 5.11 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing (upon reasonable advance notice and, for meetings and discussions, at mutually convenient times); provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. Seller shall timely file documents and other materials with SEDAR in accordance with applicable Law, to the extent such documents and other materials relate to the Company (Seller shall be deemed to have “timely” filed any such documents or other materials if the Company makes such filing on or prior to the fifth (5th) Business Day following the date such filing would otherwise have been due under applicable Law). If, in connection with any reasonable marketing effort contemplated by the Debt Commitment Letters, Purchaser reasonably determines to include in a customary marketing document information about the Company, which information would also comprise material non-public information with respect to Seller, then Purchaser may reasonably request that Seller issue a press release containing such information, and Seller shall, promptly following such reasonable request, issue such press release containing such material non-public information and concurrently file such press release on SEDAR.

(e) Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to cause their independent auditors to provide, consistent with customary practice, (i) consent to offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary auditors reports and customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company, (ii) reasonable assistance in the preparation of pro forma financial statements by Purchaser or the applicable Purchaser Entity and (iii) reasonable assistance and cooperation to Purchaser or the applicable Purchaser Entity, including attending accounting due diligence sessions.

(f) Both before the Closing and, to the extent applicable, after the Closing, Seller shall use its reasonable best efforts to (i) assist Purchaser or AP Gaming in requesting approval and/or “pre-clearance” from the Office of the Chief Accountant of the Division of Corporation Finance of Securities and Exchange Commission (the “SEC”) to permit AP Gaming to use the financial statements of the Company and its Subsidiaries for purposes of complying with Rule 3-05 of Regulation S-X with respect to the financial statements and financial information of the Genesis Companies and their Subsidiaries and (ii) to the extent that the SEC does not provide Purchaser or AP Gaming with approval and/or “pre-clearance” as contemplated in clause (i) within six (6) weeks after the date of this Agreement, provide as soon as practicable (and no later than 20 Business Days prior to the Closing Date) (x) audited consolidated financial statements of the Genesis Companies as of December 31, 2014 and 2013 and for the three years then ended and (y) within forty-five (45) days of the end of each of the first three fiscal quarters of the 2015 fiscal year unaudited consolidated quarterly financial statements of the Genesis Companies for such quarter and for the then-elapsed portion of such fiscal year, together with comparative financial statements for the prior fiscal year, which have been “reviewed” by auditors in accordance with Statements on Auditing Standards 100 (in each case solely to the extent required by Rule 3-05 of Regulation S-X). It is understood and agreed that the assistance contemplated by this clause shall include, but not be limited to, providing any reasonable information with respect to the Genesis Companies that Purchaser or AP Gaming deems necessary to submit a “pre-clearance” letter to the SEC, which letter will request the staff of the SEC to accept the filing of financial statements of the Company for purposes of complying with Rule 3-05 of Regulation S-X in lieu of those of the Genesis Companies (the “Pre-Clearance Letter”), providing Purchaser and AP Gaming and their representatives reasonable access to the books and records of the Genesis Companies and their Subsidiaries, providing appropriate and customary representations in connection with the preparation of financial statements and other financial data of the Genesis Companies, and requesting accountants’ consents, as applicable, in connection with the use of the Genesis Companies’ financial statements in offering documents, prospectuses, Current Reports on Form 8-K and other documents to be filed with the SEC. If Purchaser or AP Gaming do not receive the approval and/or “pre-clearance” from the SEC contemplated in clause (i) above within six (6) weeks after the date of this Agreement, the parties agree that all references to the Company in Section 5.11 and related sections and the definitions of “Compliant”, “Marketing Period” and “Required Financial Information” shall be deemed to also refer to the Genesis Companies, and, notwithstanding anything to the contrary in this Agreement, Seller shall be solely responsible for and bear all incremental costs and expenses associated with the cooperation and compliance of Seller contemplated by such provisions. Purchaser or AP Gaming shall submit the Pre-Clearance Letter to the SEC on or prior to the tenth (10th) Business Day following the date of this Agreement.

(g) Promptly after the date of this Agreement, Seller shall use its best efforts to obtain amendments to and/or other payoff mechanics with respect to each of the Existing Credit Agreement and Existing Mezzanine Credit Agreement that permit the Indebtedness outstanding under each such credit agreement to be prepaid and cancelled on the Closing Date.

5.12 Termination of Related Party Transactions. On or prior to the Closing Date, all (a) Liabilities between any Genesis Company, on the one hand, and one or more of its Affiliates (including Seller, but not including any other Genesis Company), on the other hand, and (b) Related Party Transactions (other than the Game Content License Agreements), in each case, shall be terminated in full, without any Liability to Purchaser, any Genesis Company or any of their respective Affiliates following the Closing other than Liabilities and Related Party Transactions relating to a person’s employment relationship with a Genesis Company (the “Related Party Transactions Terminations”).

5.13 Loan Repayments and Contributions; Redemption. Subject to Purchaser making the Purchase Price Advance, on or prior to the Closing Date, Seller shall cause the consummation of the Loan Repayments and Contributions and the Redemption, in the order set forth in the definitions thereof and the Loan Repayments and Contributions and the Redemptions will eliminate any “excess loss accounts” of any of the Genesis Companies or any similar amount under a comparable state, local or foreign Tax law.

5.14 Transaction Expenses. Prior to or at the Closing, Seller shall cause all Transaction Expenses to have been discharged, satisfied and paid.

5.15 Transition Team. Following execution of this Agreement, each of the Company and Purchaser shall cooperate with the other to assist Purchaser’s development of compliance and educational programs necessary and suitable for the combined businesses and an action plan for the implementation of such programs immediately following the Closing and the combination and integration of the businesses and operations of the Company and Purchaser at and following the Closing. In furtherance of and to carry out the foregoing, promptly following execution of this Agreement, the parties shall establish a transition planning team, which team shall be composed of one person from the Company selected by Seller, who shall have appropriate seniority and knowledge of the Company operations to assist with Purchaser’s transition planning (the “Seller Transition Team Designee”), and one or more persons from Purchaser (each, a “Purchaser Transition Team Designee”). Upon reasonable advance notice (including via email or telephone) by a Purchaser Transition Team Designee to the Seller Transition Team Designee, the Seller Transition Team Designee shall meet with the Purchaser Transition Team Designees at a reasonable location selected by the Seller Transition Team Designee no less than three (3) Business Days prior to the intended date of any such meeting; provided, that (a) the Seller Transition Team Designee shall not be required to meet with the Purchaser Transition Team Designees on more than three (3) occasions per month and (b) such meetings shall not disrupt in any material respect the performance of the Seller Transition Team Designee’s duties within the Company. Purchaser shall promptly, upon request by Seller, reimburse Seller for all reasonable documented out-of-pocket costs and expenses incurred by the Company and the Seller Transition Team Designee in complying with its covenants pursuant to this Section 5.15.

ARTICLE VI

CONDITIONS TO CLOSE

6.1 Conditions to Each Party’s Obligations. Each party’s obligation to consummate the Contemplated Transactions shall be subject to the fulfillment at or prior to the Closing of the following conditions, any or all of which may be waived in whole or in part by either party (subject to applicable Law):

(a) No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal, materially restricting or preventing or prohibiting the consummation of the Contemplated Transactions.

(b) No Adverse Proceedings. No Proceeding by any Governmental Authority shall be pending or shall have been threatened, asserted, instituted or entered which seeks to directly or indirectly challenge or make illegal or otherwise restrain, prohibit or enjoin any of the parties hereto from entering into, or performing any of the Contemplated Transactions.

(c) HSR Act. The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated without the imposition of a Materially Burdensome Condition.

(d) Required Gaming Approvals. The Required Gaming Approvals shall have been obtained.

6.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Contemplated Transactions shall be subject to the fulfillment prior to or at the Closing of the following conditions, any or all of which may be waived in whole or in part by Purchaser:

(a) Accuracy of Representations and Warranties. Each of the Fundamental Representations and the representations and warranties of Seller contained in clauses (a) and (b) of Section 3.3 and Section 3.7(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except with respect to representations and warranties that speak to an earlier date, in which case, as of such earlier date). Each of the remaining representations and warranties of Seller contained in this Agreement (in each case read for purposes of this Section 6.2(a) without giving effect to any “material,” “material adverse effect,” “Material Adverse Effect,” or other materiality qualifications contained therein, except that the definition of Material Contracts and the use of such defined term herein shall be read without excluding such qualifications for purposes of this Section 6.2(a)) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except with respect to representations and warranties which speak to an earlier date, in which case as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Compliance with Obligations. Seller and the Company shall each have performed and complied in all material respects with all of its covenants contained in this Agreement which are required to be performed or complied with prior to or at the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) GSO Release Letters. The GSO Release Letters shall be in full force and effect.

(e) Minimum Machines. The aggregate number of Installed Base Gaming Machines in Operation shall exceed 7,962.

(f) Indebtedness. Following the Loan Repayments and Contributions and payment of the GSO Payoff Amount, Indebtedness of the Genesis Companies as of the close of business on the Closing Date shall not exceed $1,000,000 in the aggregate.

(g) Deliverables. Each of the documents, certificates and items required to be delivered by or on behalf of Seller or the Company pursuant to Section 2.6 shall have been delivered.

(h) Loan Repayments and Contributions; Redemption. The Loan Repayments and Contributions and Redemption shall have been completed in the order set forth in the definitions thereof.

6.3 Conditions to Seller’s Obligations. Seller’s obligation to consummate the Contemplated Transactions shall be subject to the fulfillment prior to or at the Closing of the following conditions, any or all of which may be waived in whole or in part by Seller:

(a) Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement (in each case read for purposes of this Section 6.3(a) without giving effect to any “material,” “material adverse effect,” “Purchaser Material Adverse Effect,” or other materiality qualifications contained therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except with respect to representations and warranties which speak to an earlier date, in which case as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(b) Compliance with Obligations. Purchaser shall have performed and complied in all material respects with all of its covenants contained in this Agreement which are required to be performed or complied with prior to or at the Closing.

(c) Deliverables. Each of the documents, certificates and items required to be delivered by or on behalf of Purchaser pursuant to Section 2.7(a) shall have been delivered.

(d) Purchase Price Advance. Purchaser shall have made the Purchase Price Advance.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Seller. Subject to Section 7.3 and Section 7.4, from and after Closing, Seller shall indemnify and hold harmless Purchaser and its directors, employees, officers, Representatives and Affiliates (including the Genesis Companies) and their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all Losses which Purchaser suffers arising out of or incurred as a result of any of the following:

(a) the breach of, or any inaccuracy in, any representation or warranty, as of the date hereof or as of the Closing Date, other than the representations and warranties set forth in Section 3.10 of this Agreement (collectively, the “Tax Representations”) (or, with respect to any representation and warranty made as of an earlier date, as of such earlier date), of Seller contained herein (or in any certificate provided by Seller pursuant to this Agreement);

(b) the breach or violation of any covenant, obligation or agreement of Seller or the Company in this Agreement (and, with respect to the Company, required to be performed prior to Closing), other than any covenant, obligation or agreement of the Seller in this Agreement relating to Taxes (collectively, the “Tax Covenants”);

(c) any Transaction Expenses not discharged on or prior to the Closing;

(d) any ERISA Affiliate Liability;

(e) failure to properly treat the employees of the Genesis Companies as employees of a single employer (with Seller and its other ERISA Affiliates) when applicable for purposes of Section 414 of the Code (including for purposes of nondiscrimination testing under the Company 401(k) Plans);

(f) the Loan Repayments and Contributions or the Redemption; or

(g) (i) any Liabilities of Enterprises and (ii) any Liabilities of Americas or Holdings, which were incurred by Americas or Holdings prior to the Closing or which relate to any transactions, actions or inactions of, or any events, facts or circumstances relating to, Americas or Holdings, which, in each case, occurred or arose prior to the Closing.

7.2 Indemnification by Purchaser. Subject to Section 7.3 and Section 7.4, Purchaser shall indemnify and hold harmless Seller, its Representatives and Affiliates and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses which Seller suffers based upon, arising out of or incurred as a result of any of the following:

(a) the breach of, or any inaccuracy in, any representation or warranty, as of the date hereof or as of the Closing Date (or, with respect to any representation and warranty made as of an earlier date, as of such earlier date), of Purchaser contained herein (or in any certificate provided by Purchaser pursuant to this Agreement); or

(b) the breach or violation of any covenant, obligation or agreement of Purchaser in this Agreement.

7.3 Limitations on Liability.

(a) Time Limitations and Survival. Following the Closing, Seller will have no liability for Seller’s indemnification obligations pursuant to Section 7.1(a), unless on or before the earlier of (x) March 30, 2017 and (y) the sixtieth (60th) day following delivery by the applicable accounting firm to Purchaser or the Company of the Company’s audited consolidated financial statements for the year ending December 31, 2016, Purchaser notifies Seller of a claim specifying the factual basis of such claim in reasonable detail to the extent then known by Purchaser; provided, that (i) a claim with respect to Fundamental Representations may be made at any time until sixty (60) days following the expiration of the applicable statute of limitations, (ii) the Tax Representations shall survive in the manner provided in Section 8.1 (Survival of Tax Representations and Warranties), (iii) a claim with respect to Section 3.16 (Environmental Matters) may be made at any time prior to the second (2nd) anniversary of the Closing Date, (iv) a claim with respect to Section 3.18 (Employee Benefit Matters) may be made at any time prior to the third (3rd) anniversary of the Closing Date and (v) a claim with respect to Section 3.25 (Certain Conduct; Sanctions) may be made at any time prior to the fifth (5th) anniversary of the Closing Date. Purchaser will have no liability (for indemnification or otherwise) with respect to any representation or warranty, unless on or before the earlier of (x) March 30, 2017 and (y) the sixtieth (60th) day following delivery by the applicable accounting firm to Purchaser or the Company of the Company’s audited consolidated financial statements for the year ending December 31, 2016, Seller notifies Purchaser of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Seller; provided, that (i) a claim with respect to Purchaser Fundamental Representations may be made at any time until sixty (60) days following the expiration of the applicable statute of limitations.

(b) Limitations on Seller’s Indemnification. Seller will have no obligation to indemnify the Purchaser Indemnified Parties for any Losses pursuant to Section 7.1(a) until such time as such Losses, in the aggregate, exceed three million seven hundred thousand dollars ($3,700,000) (the “Threshold Amount”) at which point Seller shall be liable for the amount of such Losses in excess of such amount; provided, that no Loss may be claimed by the Purchaser Indemnified Parties or shall be reimbursable by Seller or shall be included in calculating the aggregate Losses set forth above other than Losses in excess of thirty-seven thousand dollars ($37,000) resulting from any single claim or an aggregated series of related claims arising out of the same facts, events or circumstances. The maximum amount of indemnifiable Losses for which Seller shall be liable pursuant to Section 7.1(a) shall be thirty-seven million dollars ($37,000,000) (the “Indemnity Cap”). Notwithstanding the foregoing, the limitations contained in this Section 7.3(b) shall not apply to (i) any inaccuracy in, or breach of, any Fundamental Representation or any Tax Representation or (ii) claims arising from fraud by Seller. For the avoidance of doubt, any and all breaches and inaccuracies in Fundamental Representations and Tax Representations and indemnification pursuant to Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.1(e), Section 7.1(f), Section 7.1(g) or Article VIII shall not be subject to the Indemnity Cap or other limitations set forth in this Section 7.3(b) and instead shall be recoverable from “dollar one.”

(c) Limitations on Purchaser’s Indemnification. Purchaser will have no obligation to indemnify the Seller Indemnified Parties for any Losses pursuant to Section 7.2(a) until such time as such Losses, in the aggregate, exceed the Threshold Amount at which point

Purchaser shall be liable for the amount of such Losses in excess of such amount; provided, that no Loss may be claimed by the Seller Indemnified Parties or shall be reimbursable by Purchaser or shall be included in calculating the aggregate Losses set forth above other than Losses in excess of thirty-seven thousand dollars ($37,000) resulting from any single claim or an aggregated series of related claims arising out of the same facts, events or circumstances. The maximum amount of indemnifiable Losses for which Purchaser shall be liable pursuant to Section 7.2(a) shall be the Indemnity Cap. Notwithstanding the foregoing, the limitations contained in this Section 7.3(c) shall not apply to (i) any inaccuracy in, or breach of, any Purchaser Fundamental Representation or (ii) claims arising from fraud by Purchaser. For the avoidance of doubt, any and all breaches and inaccuracies in Purchaser Fundamental Representations shall not be subject to the Indemnity Cap or other limitations set forth in this Section 7.3(c) and instead shall be recoverable from “dollar one.”

(d) Other Limitations; No Multiple Recovery. Any payment by an indemnifying party pursuant to this Article VII shall be reduced by the amount of insurance proceeds actually recovered by the indemnitee under insurance policies with respect thereto (it being understood that indemnification payments shall be made before any related insurance, indemnity, contribution or other similar claims are ultimately settled or resolved). No indemnified party shall be entitled to recover from an indemnifying party more than once for any particular Loss, nor shall any indemnifying party be liable or otherwise obligated to indemnify any indemnified party for the same Loss more than once.

(e) Recourse Against Seller Note. The Purchaser Indemnified Parties shall have recourse for claims for any Losses pursuant to Section 7.1 against Seller directly or, at Purchaser’s election, for so long as the Seller Note is held by Seller, by reducing the principal amount (including any accrued interest) outstanding under the Seller Note by the amount of such Losses.

(f) Mitigation. Each Person entitled to indemnification under this Article VII shall take commercially reasonable steps to mitigate all Losses after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable pursuant to this Agreement.

7.4 Third Party Indemnification Procedure.

(a) Promptly after receipt by any indemnified party of notice of the commencement of any action, Proceeding or claim by a third party (a “Third Party Claim”) in respect of which the indemnified party intends to seek indemnification pursuant to Section 7.1 or Section 7.2, the indemnified party shall notify the indemnifying party in writing; provided, that the omission to so notify shall not relieve the indemnifying party of its indemnification obligations except to the extent the indemnifying party is materially prejudiced thereby. The indemnifying party shall be entitled to assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the indemnified party; provided, that:

(i) the indemnifying party shall not be entitled to assume or continue control of the defense of any such Third Party Claim if (i) the indemnified party has been advised by counsel that an actual conflict of interest exists that cannot be waived between the indemnifying party and the indemnified party in connection with the defense of such Third Party Claim, (ii) the Third Party Claim relates to or arises in connection with any criminal Proceeding, (iii) the Third Party Claim seeks an injunction or equitable relief against any indemnified party, (iv) based on a reasonably likely estimate of Losses relating to such Third Party Claim, after giving effect to any applicable limitations on indemnification in Section 7.3, the indemnified party would be responsible for more of the Losses than the indemnifying party in the event such Third Party Claim were determined in an adverse manner to the indemnified party, (v) the indemnifying party has failed or is failing to defend in good faith the Third Party Claim or (vi) the indemnifying party has not acknowledged that such Third Party Claim is subject to indemnification pursuant to this Article VII;

(ii) if the indemnifying party is entitled to and assumes the defense of any Third Party Claim, the indemnified party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim;

(iii) if the indemnifying party is entitled to and assumes the defense of any Third Party Claim, the indemnifying party shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to the indemnified party of a release from all liability in respect of such claim or if, pursuant to or as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the indemnified party or such judgment or settlement could materially interfere with the business, operations or assets of the indemnified party; and

(iv) after written notice by the indemnifying party to the indemnified party of its election to assume control of the defense of any Third Party Claim in accordance with the foregoing provisions, the indemnifying party shall not be liable to such indemnified party hereunder for any legal fees, costs and expenses subsequently incurred by such indemnified party in connection with the defense thereof.

(b) If the indemnifying party does not assume control of the defense of a Third Party Claim in a reasonable period of time following its receipt of notice of such claim in accordance with the foregoing provisions, the indemnified party shall have the right to defend such claim in such manner as it may deem appropriate at the reasonable cost and expense of the indemnifying party, and the indemnifying party will promptly reimburse the indemnified party therefor in accordance with this Section 7.4; provided, that the indemnified party shall not be entitled to consent to the entry of any judgment or enter into any settlement of such claim without the prior written consent of the indemnifying party (not to be unreasonably withheld, conditioned or delayed).

7.5 Exclusive Remedies. Subject to Section 10.10, following the Closing, the remedies provided in this Article VII and Article VIII shall constitute the sole and exclusive remedies with respect to all claims for breach of any representation, warranty or covenant contained in this Agreement, except with respect to claims arising from fraud or claims for equitable relief. For purposes of further clarification of the preceding sentence, the parties acknowledge and agree that the purpose of this Section 7.5 is to make it clear that no party shall have any liability whatsoever to another party in connection with the Contemplated Transactions except as set forth in this Article VII and Article VIII, and accordingly agree that this Section 7.5 is to be construed broadly. The parties acknowledge that this Section 7.5 has been negotiated fully and that Seller would not have entered into this Agreement but for the inclusion of this Section 7.5. Notwithstanding the foregoing, the provisions of this Article VII shall not affect the rights of any party hereto against any third party (including a third party whose claim against a party hereto is the basis of a claim for indemnification) and shall not inure to the benefit of any third party.

7.6 Effect of Knowledge or Waiver of Condition.

(a) The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered with respect hereto will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants or agreements.

(b) Any breach by Purchaser of Section 4.10 or Section 5.4 (i) shall not, in and of itself, (x) be considered for purposes of determining the satisfaction of the closing conditions set forth in Article VI, (y) give rise to a right of termination under Article IX or (z) give rise to any independent Liability of Purchaser or independent claim by Seller for Losses hereunder and (ii) may only be claimed by Seller to offset (to the extent of the Losses resulting from such breach) any Losses otherwise recoverable by Purchaser pursuant to Article VII in respect of the underlying breach or breaches by Seller that are the subject of the breach by Purchaser of Section 4.10 or Section 5.4 (which offset shall be Seller’s sole remedy for such breach by Purchaser), provided, that in the case of this clause (ii) the underlying breach or breaches by Seller were not also known by the Seller at the time of Purchaser’s breach of Section 4.10 or Section 5.4.

7.7 Additional Matters. For purposes of calculating the amount of Losses that are the subject matter of such claim for indemnification pursuant to Sections 7.1 or 7.2, the representations and warranties contained in this Agreement shall be deemed to have been made without any qualifications as to “materiality,” “material adverse effect,” “Material Adverse Effect,” “knowledge,” “Company’s Knowledge” or any other materiality qualifications (except that (x) the representations and warranties contained in the second sentence of Section 3.9 and (y) the definition of Material Contracts, and the use of such defined term herein, shall be read without excluding such qualifications). Any amounts payable under this Article VII shall be treated by Purchaser and Seller as adjustments to the Purchase Price.

7.8 Conflicts. This Article VII shall not apply to Taxes, which shall be governed exclusively by Article VIII. In the event of a conflict between Article VII and Article VIII, Article VIII shall govern with respect to Taxes.

ARTICLE VIII

TAX INDEMNIFICATION; TAX MATTERS

8.1 Survival of Tax Representations and Warranties. Notwithstanding any other provision of this Agreement, each of (i) the indemnity set forth in Section 8.2, (ii) the Tax Covenants and (iii) the Tax Representations shall survive the Closing and remain in full force and effect with respect to any claim based on such indemnification, Tax Covenants, or Tax Representations, as applicable, until the date which is 60 days after the date upon which the liability to which any such claim may relate is barred by all applicable statutes of limitations (including all periods of extension, whether automatic or permissive).

8.2 Tax Indemnification. From and after the Closing Date, Seller shall indemnify Purchaser, the Genesis Companies and their respective Affiliates (each a “Tax Indemnified Buyer Party” and collectively, the “Tax Indemnified Buyer Parties”) against and hold harmless from any and all Losses which Purchaser suffers or incurs arising out of:

(a) Taxes of the Genesis Companies for periods or portions thereof ending on or before the Closing Date (“Pre-Closing Taxes”);

(b) Taxes for which any Genesis Company is or becomes liable pursuant to Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any comparable provision of foreign, state, provincial or local Tax law by reason of being or having been a member of an affiliated, consolidated, combined or unitary group on or prior to the Closing Date;

(c) without duplication, Taxes imposed on a Tax Indemnified Buyer Party as a result of a breach of a Tax Representation or Tax Covenant; provided, that for purposes of calculating the amount of Losses that are the subject matter of such claim for indemnification pursuant to this Section 8.2, the Tax Representations contained in this Agreement shall be deemed to have been made without any qualifications as to “materiality,” “material adverse effect,” “Material Adverse Effect,” “knowledge,” “Company’s Knowledge” or any other materiality qualifications;

(d) Seller’s portion of Taxes arising out of any transactions contemplated by this Agreement as determined pursuant to Section 10.12;

(e) Taxes or other payments required to be paid after the Closing Date by any Genesis Company to any party under any Tax Sharing Agreement (whether written or not) or by reason of being a successor-in-interest or transferee of another entity;

(f) Taxes attributable to or arising out of the Loan Repayment and Contributions or the Redemption;

(g) Taxes of or attributable to Enterprises;

(h) Taxes attributable to transactions entered into on or prior to the Closing Date governed by Section 367(d) of the Code;

(i) Taxes attributable to a breach of the covenant in Section 5.13; and

(j) Taxes attributable to (1) any “excess loss accounts” or any similar amount under a comparable state, local or foreign Tax law of or (2) any “deferred gains” with respect to any “deferred intercompany transactions” or any similar amount under any comparable state, local of foreign Tax law, within the meaning of Treasury Regulation Section 1.1502-19 and 1.1502-13 respectively, or any comparable state, local or foreign Tax law, in each case, existing on the Closing Date.

8.3 Tax Indemnification Procedures.

(a) After the Closing, Purchaser shall promptly notify Seller in writing of any demand, claim or notice of the commencement of an audit received by a Tax Indemnified Buyer Party from any Governmental Authority or any other Person with respect to Taxes for which Seller is liable pursuant to Section 8.2 of this Agreement; provided, however, that a failure to give such notice will not affect the Tax Indemnified Buyer Parties’ rights to indemnification under this Article VIII, except to the extent that Seller is prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax liability.

(b) Payment by Seller of any amount due to a Tax Indemnified Buyer Party under Article VIII of this Agreement shall be made within ten (10) days following written notice by the Tax Indemnified Buyer Party that payment of such amounts to the appropriate Governmental Authority or other applicable third party is due by Seller, provided that Seller shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Governmental Authority or applicable third party. In the case of a Tax that is contested in accordance with the provisions of Section 8.4 of this Agreement, payment of such contested Tax will not be considered due earlier than the date a “final determination” to such effect is made by such Governmental Authority or a court. For this purpose, a “final determination” shall mean a settlement, compromise, or other agreement with the relevant Governmental Authority, whether contained in an Internal Revenue Service Form 870 or other comparable form, or otherwise, or such procedurally later event, such as a closing agreement with the relevant Governmental Authority, an agreement contained in Internal Revenue Service Form 870-AD or other comparable form, an agreement that constitutes a “determination” under Section 1313(a)(4) of the Code, a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state, local or foreign tribunal has expired or a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired.

(c) All amounts required to be paid pursuant to this Article VIII shall be paid promptly in immediately available funds by wire transfer to a bank account designated by the indemnified party.

(d) Any payments required pursuant to this Article VIII that are not made within the time period specified in this Section 8.3 shall bear interest at a rate and in the manner provided in the Code for interest on underpayments of federal income Tax.

8.4 Tax Audits and Contests; Cooperation.

(a) After the Closing Date, except as provided in Sections 8.4(b) and 8.4(c), Purchaser shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, or administrative or judicial Proceeding involving any asserted Tax liability or refund with respect to any Genesis Company (any such audit, claim for refund, or Proceeding relating to an asserted Tax liability referred to herein as a “Contest”).

(b) In the case of a Contest after the Closing Date that relates solely to Taxes for which Purchaser is indemnified under Section 8.2, Seller shall control the conduct of such Contest, but Purchaser shall have the right to participate in such Contest at its own expense, and Seller shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to affect the Tax liability of any Genesis Company for any taxable year (or portion thereof) beginning after the Closing Date without the consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned; provided, that if Seller fails to assume control of the conduct of any such Contest within a reasonable period following the receipt by Seller of notice of such Contest, Purchaser shall have the right to assume control of such Contest and shall be able to settle, compromise and/or concede such Contest in its sole discretion.

(c) In the case of a Contest after the Closing Date that relates both to Taxes for which Purchaser is indemnified under Section 8.2 and Taxes for which Purchaser is not indemnified under Section 8.2, Purchaser shall control the conduct of such Contest, but Seller shall have the right to participate in such Contest at its own expense, and Purchaser shall not settle, compromise and/or concede such Contest without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Seller and Purchaser agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Genesis Companies as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Contest. Seller and Purchaser shall reasonably cooperate with each other in the conduct of any Contest or other Proceeding involving or otherwise relating to any Genesis Company (or their income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.4(d). Any information obtained under this Section 8.4(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax Proceeding.

(e) Each of Purchaser and the Genesis Companies shall (a) use its reasonable best efforts to properly retain and maintain the Tax and accounting records of the Genesis Companies that relate to Pre-Closing Taxable Periods for 7 years and shall thereafter provide Seller with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (b) transfer such records to Seller upon its written request prior to any such destruction, abandonment or disposition and (c) allow Seller and its agents and representatives, at times and dates reasonably and mutually acceptable to the parties, to from time to time inspect and review such records; provided, however, that in all cases, such activities are to be conducted by Seller during normal business hours and at Seller’s sole expense. Any information obtained under this Section 8.4(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax Proceeding.

8.5 Preparation of Tax Returns and Payment of Taxes.

(a) Purchaser shall prepare (or cause to be prepared), and timely file all Tax Returns of the Genesis Companies required to be filed with any Governmental Authority after the Closing Date, and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. With respect to any Tax Returns filed with respect to any taxable periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Taxable Periods”) Seller shall be responsible for the Pre-Closing Taxes due in respect of such Tax Returns. Purchaser shall notify Seller of any amounts due from Seller in respect of any such Tax Return no later than ten (10) Business Days prior to the date on which such Tax Return is due, and Seller shall remit such payment to Purchaser no later than five (5) Business Days prior to the date such Tax Return is due.

(b) In the case of Tax Returns that are filed with respect to a taxable period that ends on or prior to the Closing Date, Purchaser shall prepare such Tax Return in a manner consistent with past practice, except as otherwise required by applicable law, and shall deliver any such Tax Return to Seller for its review at least thirty (30) days prior to the date such Tax Return is required to be filed. If Seller disputes any item on such Tax Return, it shall notify Purchaser of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to Seller and Purchaser. The fees and expenses of such accounting firm shall be borne equally by Seller and Purchaser.

(c) In the case of Tax Returns that are filed with respect to Straddle Periods (as defined in Section 8.6 below), Purchaser shall prepare such Tax Return in a manner consistent with past practice, except as otherwise required by applicable law.

8.6 Straddle Periods. For purposes of this Agreement, in the case of any Taxes of any Genesis Company that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of any Genesis Company or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 8.6 shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Genesis Companies. The parties hereto will, to the extent permitted by applicable law, elect with the relevant Governmental Authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

8.7 Tax Treatment of Indemnity Payments. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, state, provincial local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable law or a final determination.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser if the Closing shall not have occurred on or before September 30, 2015 (the “Outside Date”) (which date may be extended (i) for an additional ninety (90) days by written request of either Seller or Purchaser, in their respective sole discretion, and (ii) at the expiration of such extension, for an additional ninety (90) days by written request of Purchaser, in its sole discretion, in each case of clauses (i) and (ii) if the sale of the Purchased Shares shall not have been consummated solely as a result of the failure to satisfy the conditions set forth in Section 6.1(c) or Section 6.1(d); provided, that, as a condition precedent to any request by Purchaser to extend the Outside Date, (i) the Commitment Letters must be valid through the expiration of the Outside Date, as requested to be extended or (ii) the definitive documents with respect to the Debt Financing shall have been executed and delivered by all parties thereto, including, for the avoidance of doubt, the Debt Financing Sources, as of the date of such extension); provided, that, the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by either Seller or Purchaser, in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained this Agreement, which breach (i)(A) cannot be cured prior to the Outside Date or (B) has not been cured within ten (10) Business Days after the giving of written notice to the breaching party of such breach and (ii) which breach or breaches would result in a failure to satisfy any condition to Purchaser’s or Seller’s obligations set forth in Section 6.2 or Section 6.3, respectively; provided, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(c) if such party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(d) by either Purchaser or Seller if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, or final non-appealable judgment, including an injunction, which has the effect of making illegal or otherwise prohibiting the consummation of the Contemplated Transactions;

(e) by Seller if (i) the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing) and (ii) Purchaser fails to consummate the Contemplated Transactions by the time set forth in Section 2.5 and (iii) after such failure to consummate the Contemplated Transactions, Seller has given Purchaser written notice at least two (2) Business Days prior to such termination that it (A) stands and will stand ready, willing and able to consummate the Contemplated Transactions until such termination, and (B) is Seller’s intention to terminate this Agreement pursuant to this Section 9.1(e) at the expiration of the period set forth in the notice in the event the Closing does not occur on or prior to such date; or

9.2 Effect of Termination.

(a) In the event of termination of this Agreement by a party pursuant to Section 9.1, written notice thereof specifying the provision pursuant to which this Agreement is being terminated shall promptly be given to the other party hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 9.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party, and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Article I, Section 5.3(b), Section 5.5, Article IX and this Section 9.2 shall survive any such termination; and (ii) subject to the limitations in Section 9.2(c) and Section 10.10, nothing herein shall relieve any party from liability for damages resulting from fraud or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, further, that, notwithstanding anything else to the contrary contained in this Agreement, in no event shall Purchaser or any of its Affiliates have liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the amount of the Termination Fee, and the amount of the Termination Fee shall be the maximum aggregate liability of Purchaser hereunder, including for any breach (whether willful, intentional, unintentional or otherwise) or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding anything else to the contrary contained in this Agreement, in no event shall Purchaser be obligated to pay an amount equal to, or cause to be paid, or shall Seller be entitled to collect more than an amount equal to, the Termination Fee on more than one occasion.

(b) (i) if this Agreement is terminated by Seller pursuant to Section 9.1(b) at a time when the remaining conditions to Closing set forth in Section 6.1 and Section 6.2 (other than the condition to Closing set forth in Section 6.1(d)) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing) and the failure to satisfy the condition set forth in Section 6.1(d) is not the result of formal written notice from a Gaming Authority whose consent to the consummation of the Contemplated Transactions constitutes a Required Gaming Approval, indicating that the failure of such Gaming Authority to grant such Required Gaming Approval resulted from a determination that the applicable Genesis Company is not suitable to hold an applicable Permit; (ii) if this Agreement is terminated by Purchaser pursuant to Section 9.1(b) at a time when Seller would have been permitted to terminate this Agreement pursuant to Section 9.1(b) and collect a Termination Fee pursuant to the immediately preceding clause (i) of this Section 9.2(b); (iii) if this Agreement is terminated by Seller pursuant to Section 9.1(c) at the time when the condition to Closing set forth in Section 6.1(d), absent a material breach by Purchaser, would have been capable of being satisfied at the Closing if there were a Closing at such time and the material breach by Purchaser is a material factor in the failure of the Contemplated Transactions to be consummated (provided, that a material breach of Purchaser’s obligations contained in (x) Section 5.11(a) (at a time when the Debt Financing is not, but is capable (absent a breach hereunder) of being, available to Purchaser) or (y) Section 5.2(c) (at a time when all of the Required Gaming Approvals have not been, but are capable (absent a breach hereunder) of being, obtained) shall be deemed a material factor in the failure of the Contemplated Transactions to be consummated for purposes of this clause (iii) of this Section 9.2(b)); or (iv) if this Agreement is terminated by Seller pursuant to Section 9.1(e), then Purchaser shall pay to Seller a termination fee equal to twenty million dollars ($20,000,000) (the “Termination Fee”) promptly, and in any event within two (2) Business Days after termination of this Agreement, by wire transfer of immediately available funds to an account designated by Seller.

(c) Subject to Seller’s right to specific performance set forth in Section 10.10, (i) Seller’s right to receive the Termination Fee from Purchaser pursuant to Section 9.2(b) shall constitute the sole and exclusive remedy of Seller (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, its Affiliates and Representatives for any breaches (whether willful, intentional, unintentional or otherwise), Losses and damages suffered as a result of the failure of the Contemplated Transactions to be consummated, and (ii) upon payment of the Termination Fee, no Person shall have any rights or claims against Purchaser, its Affiliates and Representatives under this Agreement, the Equity Commitment Letter or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of Purchaser, its Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. Subject to Section 10.10, in no event shall Seller be entitled to seek the remedy of specific performance of this Agreement. For the avoidance of doubt, nothing in this Section 9.2(c) shall limit in any way the parties’ agreements in Section 10.14.

(d) The parties hereto acknowledge and agree that (i) the agreements contained in this Section 9.2, are an integral part of the Contemplated Transactions, (ii) without these agreements, the parties would not have entered into this Agreement and (iii) any amount payable pursuant to this Section 9.2 is not a penalty. Accordingly, if Purchaser fails to pay any amount due to Seller in accordance with this Section 9.2, then Purchaser shall also pay all costs and expenses actually incurred by Seller in connection with any action to enforce this Agreement, together with interest on the aggregate of all such unpaid amounts (including, for the avoidance of doubt, the Termination Fee in the case of Purchaser’s failure to pay such fee in accordance with this Section 9.2), plus such costs and expenses at the rate of five percent (5%) per annum from (i) the date such fee (including, for the avoidance of doubt, the Termination Fee in the case of Purchaser’s failure to pay such fee in accordance with this Section 9.2) was required to be paid in accordance with this Section 9.2 and (ii) the date on which such costs and expenses were incurred, in each case to (but excluding) the payment date.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to Seller or to the Company	Amaya Inc.
(prior to the Closing):	4000 Hollywood Blvd. Suite 360-N
Hollywood, FL 33021
	Telephone: Facsimile:	(305) 527-3484 (514) 744-5114
	Attention:	Marlon Goldstein, Executive Vice
President, Corporate Development and
General Counsel
	Email:	marlon.goldstein@amaya.com

with a copy (which shall not	Greenberg Traurig, P.A.
constitute notice) to:	333 Avenue of the Americas
Miami, FL 33131
	Telephone:	(305) 579-0748
(305) 579-0589
	Facsimile:	(305) 579-0717
(305) 961-5589
	Attention:	Lorne S. Cantor, Esq.
Drew M. Altman, Esq.
	Email:	cantorl@gtlaw.com
altmand@gtlaw.com

If to Purchaser, to:	AGS, LLC
6680 Amelia Earhart Ct.
Las Vegas, NV 89119
	Telephone:	(702) 772-6700
	Facsimile:	(702) 772-6705
	Attention:	Legal Department
	Email:	legal@playags.com

with a copy (which shall not	Paul, Weiss, Rifkind, Wharton & Garrison LLP
constitute notice) to:	1285 Avenue of the Americas
New York, NY 10019
	Telephone:	(212) 373-3000
	Facsimile:	(212) 757-3990
	Attention:	John M. Scott, Esq.
Ross A. Fieldston, Esq.
	Email:	jscott@paulweiss.com
rfieldston@paulweiss.com

Each of the parties to this Agreement may specify a different address or facsimile number by giving notice in accordance with this Section 10.1 to each of the other parties hereto.

10.2 Entire Agreement. This Agreement (including the Disclosure Schedules hereto) and the other documents and agreements delivered at the Closing pursuant to the express provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

10.3 Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto, and, to the extent set forth in Section 10.5 and applicable to the Debt Financing Sources, the Debt Financing Sources.

10.4 Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in a writing executed by such party and shall be effective only to the extent specifically set forth in such writing, and all rights and remedies under this Agreement or otherwise afforded by Law to any party, shall be cumulative and not alternative.

10.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by Purchaser or Seller without the express prior written consent of the other party; provided, that (a) Purchaser may assign any or all of its rights and obligations hereunder to one or more of its Affiliates and (b) Purchaser may assign any or all of its rights and obligations to any Debt Financing Source as collateral in connection with the Debt Financing and any such Debt Financing Source may exercise all of the rights and remedies of Purchaser hereunder solely to the extent necessary to enforce its security interest in such rights and obligations granted by Purchaser to such Debt Financing Source as collateral, in each case, without prior written consent of Seller. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement (including Section 10.14) and other than Article IX, Section 10.3, this Section 10.5, Section 10.7, Section 10.8, Section 10.10 and Section 10.14, which shall be for the benefit of the Debt Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees, consultants, agents, financial advisors, attorneys, accountants or other representatives (it being understood that such provisions and related definitions may not be amended in a manner adverse to the Debt Financing Sources without their prior written consent). Seller shall ensure that its obligations under this Agreement, including Article VII, Article VIII and Section 2.8, are assumed either expressly or by operation of Law, by a surviving or acquiring person in connection with (x) a sale or transfer of all or substantially all of the assets of Seller or (y) a merger, consolidation or other transaction which results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding capital stock of Seller.

10.6 Governing Law. This Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith (including any action relating to the Debt Financing, the Debt Commitment Letters or the Debt Financing Sources), will be governed by and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

10.7 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Each party, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York for the purpose of any Proceeding between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Without limiting the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim, or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Equity Investor or the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letters, the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

(b) Venue. Each party agrees that for any Proceeding between the parties arising in whole or in part under or in connection with this Agreement, such party will bring Proceedings only in New York, NY. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each party hereby (a) consents to service of process in any Proceeding between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.1, will constitute good and valid service of process in any such Proceeding and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

10.8 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW

EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, INCLUDING ANY ACTION RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY DEBT FINANCING SOURCE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.9 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law.

10.10 Specific Performance.

(a) The parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that prior to the Closing or the termination of this Agreement in accordance with Article IX, and subject to Section 10.10(b) and Section 10.10(c), the sole and exclusive remedies of any party hereto in respect of any breach or alleged breach hereunder shall be an injunction, specific performance or other equitable relief to prevent or cure such breaches by any other party and/or to enforce specifically the terms and provisions of this Agreement.

(b) The parties hereto agree that, notwithstanding anything herein to the contrary, Seller shall be entitled to specific performance (or any other equitable relief) to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter and to cause Purchaser to effect the Closing on the terms and subject to the conditions in this Agreement, only if: (i) all conditions in Sections 6.1 and 6.2 have been satisfied as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, can only be satisfied at the Closing (provided such conditions would have been satisfied as of such date)); (ii) Purchaser fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.5; (iii) the Debt Financing (or alternate financing in accordance with Section 5.11) has been funded, or would be funded to Purchaser at the Closing, if the Equity Financing is funded at the Closing (provided that Purchaser shall not be required to draw down the Equity Financing or to consummate the Closing if the Debt Financing (or alternate financing in accordance with Section 5.11) is not in fact funded at the Closing); and (iv) the Closing will occur substantially simultaneously with the consummation of the Debt Financing (or alternate financing in accordance with Section 5.11).

(c) Notwithstanding anything else to the contrary, for the avoidance of doubt, while Seller may concurrently seek specific performance or other equitable relief in order to effect consummation of the Contemplated Transactions and payment of the Termination Fee under Section 9.2(b), under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance or other equitable relief in order to effect consummation of the Contemplated Transactions and payment of any monetary damages, including all or any portion of the Termination Fee, unless Closing does not occur notwithstanding such grant of specific performance, in which case Seller shall be entitled to take any and all action to enforce Purchaser’s payment of the Termination Fee to Seller.

10.11 Expenses. Except as expressly set forth in Section 2.4(c), Article V and Article VII, each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the Contemplated Transactions, whether or not the Contemplated Transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

10.12 Transfer Taxes. Seller and Purchaser shall split equally all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the Contemplated Transactions (excluding for this purpose the Loan Repayments and Contributions and the Redemption) and shall file all required change of ownership and similar statements.

10.13 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile or other electronically transmitted signatures shall be deemed originals for all purposes of this Agreement.

10.14 Non-Recourse. No Person who is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution The parties acknowledge and agree that the Non-Party Affiliates are intended third party beneficiaries of this Section 10.14. In addition, notwithstanding anything in this Agreement to the contrary, Seller agrees that the Debt Financing Sources shall not have any liability or obligation to Seller or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby; provided, that, notwithstanding the foregoing, nothing in this Section 10.14 shall in any way limit or modify the rights and obligations of any Purchaser Entity under the Debt Commitment Letters.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

PURCHASER:

AGS, LLC

By:	(s) David Lopez
Name:	David Lopez
Title:	Chief Executive Officer and President

SELLER:

Amaya Inc.

By:	(s) Daniel Sebag
Name:	Daniel Sebag
Title:	Chief Financial Officer

COMPANY:

Cadillac Jack, Inc.

By:	(s) Daniel Sebag
Name:	Daniel Sebag
Title:	Chief Financial Officer